UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Sakura Sogo REIT Toshi Hojin

(Name of Subject Company)

Sakura Sogo REIT Investment Corporation

(Translation of Subject Company’s Name into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

Star Asia Investment Corporation

(Name of Person(s) Furnishing Form)

Investment Unit

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Star Asia Investment Management Co., Ltd.

President and CEO

Atsushi Kato

Atago Green Hills Mori Tower 18F, 2-5-1, Atago, Minato-ku, Tokyo 105-0002, Japan

+81-3-5425-1340

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)	See Exhibit Index.

(b)	Not applicable.

Item 2. Informational Legends

The required legend is prominently included in the document(s) attached hereto as Exhibits.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Not applicable.

(2)	Not applicable.

(3)	Not applicable.

PART III – CONSENT TO SERVICE OF PROCESS

(1)	Form F-X filed concurrently with the Commission on March 3, 2020.

(2)	Not applicable.

Exhibit Index

Exhibit Number	Description

1	Notice Concerning Execution of a Merger Agreement by and between Star Asia Investment Corporation and Sakura Sogo REIT Investment Corporation

2	Notice Concerning the Forecast of Operating Results and Distributions Subsequent to the Merger of Star Asia Investment Corporation and Sakura Sogo REIT Investment Corporation for the Fiscal Periods Ending January 31, 2021 and July 31, 2021

3	Merger Agreement between Start Asia Investment Corporation and Sakura Sogo REIT Investment Corporation

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Star Asia Investment Corporation

By:	/s/ Atsushi Kato
Name:	Atsushi Kato
Title:	Executive Director

Date: March 3, 2020

Exhibit 1

March 2, 2020

Real Estate Investment Trust Securities Issuer
Star Asia Investment Corporation
Representative: Atsushi Kato, Executive Director
(Securities Code: 3468)
Real Estate Investment Trust Securities Issuer
Sakura Sogo REIT Investment Corporation
Representative: Toru Sugihara, Executive Director
(Securities Code: 3473)
Asset Management Company
Star Asia Investment Management Co., Ltd.
Representative: Atsushi Kato, President and CEO
Inquiries: Akiko Kanno, Director and CFO
TEL: 03-5425-1340

Notice Concerning Execution of a Merger Agreement by and between

Star Asia Investment Corporation and Sakura Sogo REIT Investment Corporation

Star Asia Investment Corporation (“SAR”) and Sakura Sogo REIT Investment Corporation (“SSR”), based on a memorandum of understanding regarding merger (the “MOU”) executed by and between them and announced in the “Notice Concerning Execution of Memorandum of Understanding Regarding Merger with Sakura Sogo REIT Investment Corporation” by SAR and “Notice Concerning Execution of Memorandum of Understanding and Measures to Ensure Fairness Regarding Merger with Star Asia Investment Corporation” by SSR (the “SSR’s Press Release on Execution of Memorandum of Understanding”), both dated January 30, 2020, after the completion of necessary procedures for the merger, such as the conduct of due diligence, have today at their respective board of directors meetings, resolved to undertake an absorption-type merger, with August 1, 2020 as the effective date as described below, whereby SAR will be the surviving corporation and SSR will be the dissolving corporation in the merger (the “Merger”), and have today also executed a merger agreement (the “Merger Agreement”) to that effect as set forth below.

To unitholders in the United States:

The merger described in this press release involves securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial information included in this document, if any, was excerpted from financial statements prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. In addition, it may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country and all of its officers and directors are residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the merger, such as in the open market or through privately negotiated purchases.

This document has been translated from the Japanese-language original document for reference purposes only. In the event of any conflict or discrepancy between this document and the Japanese-language original, the Japanese-language original shall prevail in all respects.

1.	Purpose of the Merger

The economic environment in Japan has generally been maintained in good condition and companies have maintained a high level of earnings as a result of increased investments in equipment and improvements in the areas of employment and wages. However, the Bank of Japan is continuing with its monetary easing policy in the midst of uncertainties about the world economy due to events like the trade conflict between the US and China as well as the emergence of a new type of viral pneumonia. It is necessary to continue paying attention to the trend of domestic and overseas financial markets and capital markets.

As for the property market, various market participants such as listed REITs, private REITs, overseas investors and domestic business entities continue to invest actively while financing continues to be available because of the monetary easing policy adopted by the Bank of Japan. Competition in property deals is becoming more intense and yields remain low, while investment targets are becoming more diverse with 64 listed REITs and over 30 private REITs existing as of today. Considering current conditions in the property market, it is important to take effective measures to maximize unitholder profit, rather than to seek forcible expansion of asset size through property acquisitions.

Based on this, SAR and SSR are certain that the Merger, which is expected to bring about many merits for unitholders of SAR and SSR, such as an increase in revenue stability owing to the expansion of asset size, an increase in distributions per unit as a result of cost reduction, and enhanced liquidity of investment units due to an increase in the market capitalization, will contribute to the maximization of value for unitholders of SAR and SSR.

<History of SAR>

SAR was listed on the Real Estate Investment Trust Securities Market of the Tokyo Stock Exchange in April 2016 as a diversified REIT with 18 properties (with a total acquisition price of 61.4 billion yen). SAR entrusts its asset management functions to Star Asia Investment Management Co., Ltd. (“SAIM”), which belongs to Star Asia Group (Note1), an independent property investment group. SAR has increased its capital through public offerings for property acquisitions three times so far, and has been developing its portfolio with diversified assets, including office buildings, residences, logistics facilities and hotels mainly in the Tokyo area. Since its listing, SAR has been advocating active management, the basic principle of which is maximization of unitholder value. SAR examines and take various measures by thinking outside the box. Typical examples include four asset replacements (Note2) that enabled distribution of profits on sale to the unitholders by enhancing the portfolio quality and producing profits on the sale of such properties, as well as investments in mezzanine debt which is only SAR has conducted among the listed REITs today. As of the date of this press release, SAR has had seven fiscal periods of operating history since its listing and manages a portfolio of 34 properties (with a total acquisition price of 102.3 billion yen).

(Note 1)

“Star Asia Group” is a group led by Malcolm F. MacLean IV and Taro Masuyama, who founded the group and remain key players of the group to this day. “Star Asia Group” consists of all related entities and investment destinations (funds in which both Malcolm F. MacLean IV and Taro Masuyama are involved in the decision-making and the investment destinations of such funds).

(Note 2)

SAR’s fifth asset replacement described in the “Notice Concerning Acquisition and Transfer of Real Estate Beneficial Interest in Trust (Fifth Asset Replacement)” announced by SAR on the date of this press release is not included.

<History of SSR>

SSR was listed on the Real Estate Investment Trust Securities Market of the Tokyo Stock Exchange in September 2016 as a diversified REIT holding 18 properties (with a total acquisition price of 57.3 billion yen), sponsored by the Galileo Group (Note 1), an Australian independent property and fund management group, and the Nippon Kanzai Group (Note 2). SSR has had seven fiscal periods of operating history since its listing and manages a portfolio of 18 properties (with a total acquisition price of 57.5 billion yen) as of the date of this press release.

However, SSR has not received sufficient support from the Galileo Group, its main sponsor, and despite SSR being listed at around the same time as SAR, its asset size as of the date of this press release is roughly the same as the size as of SSR’s listing. Additionally, SSR has never increased its capital through a public offering. Furthermore, a relatively high level of asset management fees and average interest on loans were one of the factors hindering the growth of distributions per unit. Moreover, SSR has only sold properties but has not conducted any acquisition in the fiscal period ended in June 2018. This has resulted in the lowered earning capacity of the portfolio, and profits on sale have been allocated to the costs of preparing suspended issuances of investment units instead of being distributed to unitholders. This management approach is not considered to be prioritizing unitholders, and distributions per unit have been stagnant since the second fiscal period after SSR’s listing, in which it became unaffected by factors such as fixed property tax. Therefore, SSR has been reconsidering a growth strategy which includes the possibility of a merger.

(Note 1)

“Galileo Group” is an Australia-based business group led by Galileo Sydney Holdings Pty Limited, Galaxy JREIT Pty Limited and Werrett Family Pty Ltd, and engages in the property development and fund management businesses.

(Note 2)	“Nippon Kanzai Group” is a business group led by Nippon Kanzai Co., Ltd. (which is listed on the first section of the Tokyo Stock Exchange).

<Background of execution of the Merger Agreement>

In light of the situation of SSR as described above, Lion Partners GK (“LPGK”), an affiliate of Star Asia Group, announced a proposal for the Merger (the “Proposal”) on May 10, 2019 and requested to hold a general meeting of unitholders of SSR as part of the necessary procedures for consummation of the Merger. Subsequently on June 28, 2019, LPGK received approval from the Director-General of the Kanto Local Finance Bureau to convene SSR’s general meeting of unitholders and held the general meeting of unitholders at 10:00 am on August 30, 2019 (hereinafter referred to as the “Unitholders’ Meeting Convened by LPGK”).

Among the following Proposed Agenda Items 1 through 4, the Unitholders’ Meeting Convened by LPGK voted on Proposed Agenda Items 2 through 4. Proposed Agenda Item 1 was withdrawn because Executive Director Makoto Muranaka had resigned. All voted agenda items, Proposed Agenda Item 2 through Proposed Agenda Item 4, were adopted and approved by resolution as per the original proposals. (With respect to Proposed Agenda Item 2 and Proposed Agenda Item 4, an attending unitholder submitted a motion requesting amendment of the proposal, but both of such motions were rejected.)

Proposed Agenda Item 1:	Removal of Executive Director Makoto Muranaka

Proposed Agenda Item 2:	Appointment of Executive Director Toru Sugihara

Proposed Agenda Item 3:	Cancellation of the asset management entrustment agreement with Sakura Real Estate Funds Management, Inc.

Proposed Agenda Item 4:	Entering into an asset management entrustment agreement with Star Asia Investment Management Co., Ltd.

In connection with the resolutions at the Unitholders’ Meeting Convened by LPGK, Galaxy JREIT Pty Limited, which is a unitholder of SSR and the shareholder that owns all of the voting rights in Sakura Real Estate Funds Management, Inc. (“SREFM”), which had been the asset management company of SSR until February 29, 2020, later filed an action seeking rescission of the resolutions adopted at the unitholders’ meeting with the Tokyo District Court (the “Action for Rescission of Resolutions”) as well as a petition for an order of injunction to suspend performance of duties and to appoint an acting representative for SSR’s executive director, a petition for an order of injunction to suspend the effects of resolutions of general meeting of unitholders, etc., and a petition for an order of injunction to prohibit certain acts on the basis of seeking to preserve the right to seek an injunction against illegal acts (hereinafter collectively referred to as the “Petitions”). However, the Action for Rescission of Resolutions has been dismissed by the Tokyo District Court on February 27, 2020 (although the period for filing an appeal has not yet elapsed, so it is uncertain whether an appeal will be filed or not). Each of the Petitions has been either dismissed by the court (A petition for permission to appeal, however, has been filed against the Tokyo high court’s dismissal of the immediate appeal as to one of the Petitions. In addition, the petitioner may file an immediate appeal against the other dismissal.) or withdrawn by the petitioner (furthermore, a petition for a provisional disposition order against SSR relating to the rights under the asset management agreement has been separately filed by SREFM).

In the course of its discussions with SAR to review the Merger, SSR has established a special committee (the “Special Committee”) consisting of Shigeru Kaneda and Hirotaka Isayama, Supervisory Directors of SSR, who are independent from Star Asia Group and the result of the Merger, and Kiyoshi Kondaibo, a third party. SSR has executed an MOU for the Merger with SSR because it has received an opinion on January 30, 2020 from the Special Committee concluding that it is reasonable for SSR to enter into the MOU and to review, negotiate, and conduct due diligence with a view toward an expedited execution of a definitive agreement.

After executing the MOU, each of SAR and SSR has conducted due diligence and entered into discussions regarding the terms of the Merger based on the MOU. SAR and SSR have executed the Merger Agreement today because they have agreed to the terms of the Merger, including the merger ratio.

<Purpose of the Merger>

SAR believes that the Merger will contribute to: (i) further diversification of its portfolio both in terms of geographical area and asset type and increase stability of portfolio revenue through the expansion of asset size; (ii) improved efficiency of operational costs; and (iii) larger market capitalization and improved liquidity.

As for SSR, the Merger is also expected to enable it to achieve its initial goal of having 150 billion yen of assets under management. Additionally, the Merger is expected to increase the stability of SSR’s portfolio revenue through diversification both in terms of area and asset type due to the expansion in asset size, and realize improved efficiency of SSR’s operational costs and increase its market capitalization and the liquidity of its investment units. Furthermore, SSR believes the Merger is the best option because a management approach that seeks to maximize unitholder value can be expected after the Merger as a result of active management by SAIM and the promotion of external growth by taking advantage of the preferential negotiating rights that SAR enjoys.

The asset size of SAR after the Merger is expected to be 53 properties (Note) with a value of 166.8 billion yen (Note), which is a great step toward the asset size of 200 billion yen, which SAR has set as the goal for external growth. In addition, SAR believes that expansion of the asset size (and increase in the number of properties held) will increase its flexibility in conducting active management. After the Merger, SAR will seek to maximize unitholder value of the SAR after the Merger, taking advantage of the strong support from the Star Asia Group in contributing to SAR’s external growth.

Along with the Merger, SAR is scheduled to acquire and transfer assets as described in the “Notice Concerning Acquisition and Transfer of Real Estate Beneficial Interest in Trust (Fifth Asset Replacement)” announced on the date of this press release, aiming to improve the quality of its portfolio as well as to return profits to unitholders.

(Note)

Total of number of properties and asset size (based on the acquisition price) after the acquisition and sale of the asset described in the “Notice Concerning Acquisition and Transfer of Real Estate Beneficial Interest in Trust (Fifth Asset Replacement)” announced by SAR on the date of this press release, and the number of properties and the estimated acquisition price of the assets held by SSR (which price is as described in the appraisal report as of November 1, 2019 obtained by SAR), respectively.

2.	Overview of the Merger

(1)	Schedule of the Merger

SAR

Record date for the general meeting of unitholders	January 31, 2020
Board of Directors meeting to approve the Merger Agreement Date of execution of the Merger Agreement	March 2, 2020
Date of general meeting of unitholders	March 31, 2020 (tentative)
Record date for splitting the investment units	July 31, 2020 (tentative)
Effective date for splitting the investment units Effective date of the Merger	August 1, 2020 (tentative)
Registration date of the Merger	Early August, 2020 (tentative)

(Note1)

SAR plans to split one investment unit into two investment units with July 31, 2020 as the record date for splitting the investment units and August 1, 2020 as the effective date of the split (the “Investment Unit Split”). Please refer to “(3) Allocation of Investment Units under the Merger (Note 2)” below for more details.

SSR

Record date for the general meeting of unitholders	December 31, 2019
Board of Directors meeting to approve the Merger Agreement Date of execution of the Merger Agreement	March 2, 2020
Date of general meeting of unitholders	March 30, 2020 (tentative)
Date of delisting	July 30, 2020 (tentative)
Effective date of the Merger	August 1, 2020 (tentative)
Registration date of the Merger	Early August, 2020 (tentative)

(2)	Form of the Merger

SAR will be the surviving corporation under an absorption-type merger and SSR will be dissolved in the Merger.

(3)	Allocation of Investment Units under the Merger

	SAR (Surviving corporation in the absorption-type merger)	SSR (Dissolving corporation in the absorption-type merger)
Allocation of investment units under the Merger	1	1.78
		(Reference): Before the Investment Unit Split 0.89

(Note 1)	The number of new SAR investment units to be issued as a result of the Merger (the number of units after the Investment Unit Split of SAR): 592,741 investment units
(Note 2)

SAR plans to split one investment unit into two investment units with July 31, 2020 as the record date for splitting the investment units and August 1, 2020 as the effective date of the split; the allocation ratio shown above and the number of new investment units SAR will allocate and deliver are subject to the Investment Unit Split taking effect. The merger ratio before the Investment Unit Split is SSR 0.89 to SAR 1; however, on the basis of that ratio, against one SSR investment unit, 0.89 SAR investment units would be allocated and delivered, and this would result in many SSR unitholders being allocated fractions of less than one SAR investment unit. To make it possible for SSR unitholders to continue holding SAR investment units after the Merger, a split of the investment units will be carried out before the effective date of the Merger, in the ratio of two investment units to one SAR investment unit for the purpose of delivering to all SSR unitholders at least one SAR investment unit, and for every one SSR investment unit, 1.78 SAR investment units post-Investment Unit Split will be allocated and delivered. For more details on the Investment Unit Split, please refer to the “Notice Concerning a Split of Investment Units,” released by SAR today.

(Note 3)

As a result of allocating 1.78 SAR investment units to SSR unitholders for each SSR investment unit held, fractions of less than one investment unit will occur in the number of investment units that must be delivered. Those fractional units of less than one share will be sold through market transactions, and the proceeds from such sale will be delivered to the unitholders allocated fractional shares in accordance with the fractions held pursuant to the Act on Investment Trusts and Investment Corporations (Act No. 198 of 1951, as amended; the “Investment Trust Act”).

(Note 4)

In addition to the abovementioned investment units, SAR intends to pay SSR unitholders (the unitholders stated or recorded in the final unitholders’ register on the day before the effective date of the Merger (excluding those SSR unitholders who have demanded the purchase of their investment units pursuant to Article 149-3 of the Investment Trust Act) (hereinafter referred to as the “Unitholders Subject to Allocation”), in lieu of cash distributions for the business period of SSR from January 1, 2020 to July 31, 2020, a merger consideration in the form of cash distribution based on SSR’s distributable income for that same period of an amount (disregarding fractions of a yen) which is the quotient resulting from a division of the amount of SSR’s distributable income on the date before the effective date of the Merger by the number of issued SSR investment units on that date as reduced by the number of investment units held by unitholders other than the Unitholders Subject to Allocation. The merger consideration will be paid within a reasonable period from the effective date of the Merger. Details will be notified as soon as they are finalized.

In addition, SSR will table before a general meeting of its unitholders, which is scheduled to be held on March 30, 2020, a proposal for an amendment to be made to its articles of incorporation with a view to changing its fiscal periods from the current dates of June 30 and December 31 to January 31 and July 31. If the aforementioned amendment is approved in the general meeting of the unitholders, the last period before the effective date of the Merger is expected to be a seven -month business period from January 1, 2020 to July 31, 2020, and cash distributions with June 30, 2020 as the record date will not be distributed (and instead, as mentioned above, a merger consideration in the form of cash distributions based on SSR’s distributable income for that same period will be paid).

(4)	Changes to the Articles of Incorporation of the Surviving Corporation

SAR is considering to submit to its general meeting of unitholders, scheduled to be held on March 31, 2020, a proposal for partial amendment of its articles of incorporation to clarify the method of calculating asset management fees in the case of a merger (the “Amendment of the Articles of Incorporation”). However, no amendment of the articles of incorporation (subject to the Merger becoming effective) is currently scheduled. Details of the Amendment of the Articles of Incorporation will be disclosed as soon as they are finalized.

In addition, SAR plans to file a notification pursuant to Article 191 of the Investment Trust Act as soon as such amendment of the articles of incorporation becomes effective.

(5)	Main Conditions of the Merger

The Merger is based on the premise that the following conditions and other conditions as provided in the Merger Agreement are satisfied. If such conditions are not satisfied by the date preceding the effective date of the Merger or it becomes clear that such conditions will not be satisfied by the date preceding the effective date of the Merger, either SAR and SSR has the right to cancel the Merger Agreement upon prior written notice to the other before the effective date of the Merger, without owing any responsibilities or liabilities, except where the party making such notice owes responsibilities and liabilities as a result of a breach by such party of certain other terms of the Merger Agreement.

•

approvals by the general unitholders’ meetings of SAR and SSR, the procedures in accordance with other relevant laws and regulations, and approvals and authorizations considered necessary for the implementation of the matters planned in regard to or related to the Merger having been obtained and/or completed;

•

there having been no breaches of agreements, violations of financial covenants or overdue payments of monetary liabilities (including taxes and public charges) by either of SAR or SSR (excluding minor items);

•

there having been no occurrence of an event of acceleration (including events of acceleration due to passing of time or notice, or both), suspension of payment or inability to pay debts by either SAR or SSR;

•

consents covering the implementation of the Merger and the basic terms and conditions of loans subsequent to the effectiveness of the Merger having been received in advance from all financial institutions lending to either SAR or SSR, and those consents not having been rescinded; and, in respect of each loan agreement, all necessary measures having been taken to ensure no breach of any financial covenant clause, no breach of covenant clause and no occurrence of any acceleration event attributable to SAR after the Merger;

•	each of SAR and SSR having reasonably confirmed that it is not required to file a registration statement on Form F-4 in regard to the Merger under the Securities Act of the United States;

•

no petition for commencement of bankruptcy proceedings, commencement of civil rehabilitation proceedings or commencement of other similar legal insolvency proceedings having been filed against either SAR or SSR.

•

no revocation of registrations, suspension of all or part of operations or other administrative disposition which could cause serious impediment to or have a serious adverse impact on the execution of the Merger having been taken by a supervisory government agency against SAR and SSR, and their asset management companies;

•	there has occurred no other event that would reasonably be deemed to seriously prevent realization of the Merger or to make it significantly difficult to realize the Merger other than the above.

3.	Basis for Calculation of Allocation of Investment Units under the Merger

(1)	Basis for Calculation

SAR has appointed Nomura Securities Co., Ltd. (“Nomura Securities”), and SSR has appointed Mizuho Securities Co., Ltd. (“Mizuho Securities”), respectively, as their financial advisors for the Merger. SAR and SSR have requested their respective financial advisors to conduct financial analysis with regard to the merger ratio used in the Merger in order to calculate the merger ratio used in the Merger in a fair manner.

Summaries of the calculations made by Nomura Securities and Mizuho Securities each indicate figures prior to taking into account the Investment Unit Split, by SAR, of one investment unit into two investment units as mentioned in the section “2. Overview of the Merger (3) Allocation of Investment Units under the Merger” above.

Because the investment units of SAR and SSR are both listed on the Tokyo Stock Exchange and market prices are available, Nomura Securities used average market investment unit price analysis, and because there are multiple listed investment corporations comparable to each of SAR and SSR and an analogical estimate based on comparable investment corporations is possible, it also used a comparable investment corporation analysis. To reflect the state of future business operations in the calculations, Nomura Securities conducted a discounted cash flow analysis (“DCF Analysis”). Further, to reflect in its estimations the amount of the impact of fair value and realizable value on net assets, Nomura Securities also used the adjusted net asset method in its calculations. A summary of Nomura Securities’ calculations is shown below. The range of values for the merger ratio shown indicates the range of estimates for SSR when the value for one SAR investment unit is considered to be 1.

In its average market investment unit price analysis, Nomura Securities used the simple average of the closing prices on May 10, 2019 (the “First Calculation Base Date”), the five business days including and preceding the First Calculation Base Date, the one-month period including and preceding the First Calculation Base Date, the three-month period including and preceding the First Calculation Base Date, and the six-month period including and preceding the First Calculation Base Date, as well as the simple arithmetic average of the closing prices on February 27, 2020 (the “Second Calculation Base Date”), the five business days including and preceding the Second Calculation Base Date, the one-month period including and preceding the Second Calculation Base Date, the three-month period including and preceding the Second Calculation Base Date, and the six-month period including and preceding the Second Calculation Base Date, respectively.

SAR’s business plan that Nomura used as the basis for the DCF Analysis includes certain fiscal periods for which significant increase or decrease in profits is expected. A substantial increase in profits from the previous period is expected for the fiscal period ending July 2020 with an operating profit of 2,346 million yen, an ordinary profit of 2,072 million yen, and a net profit of 2,072 million yen. A substantial decrease in profits from the previous period is expected for the fiscal period ending July 2021 with an operating profit of 1,755 million yen, an ordinary profit of 1,477 million yen, and a net profit of 1,476 million yen. These are due to gain on the sale of Alphabet Seven, which is planned to be sold in the fiscal periods ending July 2020 and January 2021. For details in the supplemental explanation regarding the assumptions and disclaimers of Nomura Securities’ analysis, please refer to Note 1 at the end of this press release.

Valuation Method	Range of Merger Ratio
Average Market Investment Unit Price Analysis (First Calculation Base Date)	0.80 - 0.81
Average Market Investment Unit Price Analysis (Second Calculation Base Date)	0.83 - 0.84
Comparable Investment Corporation Analysis	0.89 - 1.09
DCF Analysis	0.83 - 0.93
Adjusted Net Asset Method	0.90

In performing its analysis, Mizuho Securities reviewed the financial information disclosed by SAR and SSR as well as the published information available to the public and other information. Because the investment units of SAR and SSR are both listed on the Tokyo Stock Exchange and market prices are available, Mizuho Securities used a market investment unit price based analysis. In addition because there are multiple listed investment corporations that are similar to SAR and SSR to a certain degree in terms of, among others, owned real property portfolio and others from the viewpoint of analyzing the range of merger ratio, although they are not directly comparable with SAR and SSR, and an analogical estimate of the unitholder value based on comparable investment corporations is possible, Mizuho Securities also conducted a comparable investment corporation analysis. In addition, Mizuho Securities conducted the dividend discount model analysis as a method of calculation (“DDM Analysis”) of the unitholder value based on dividends that unitholders of SAR and SSR could be expected to receive in the future, and for the purpose of reflecting the market value of properties held by each of SAR and SSR, Mizuho Securities also used the adjusted net asset method.

The calculated ranges of the merger ratio shown below are the range of the number of SAR investment units to be allocated for each investment unit of SSR.

Valuation Method	Range of Merger Ratio
Market Investment Unit Price Based Analysis	0.83 - 0.84
Comparable Investment Corporation Analysis	0.81 - 1.04
DDM Analysis	0.80 - 1.09
Adjusted Net Asset Method	0.87 - 0.90

In performing the market investment unit price based analysis, Mizuho Securities adopted February 27, 2020 as the reference date (the “Reference Date”) and reviewed the investment unit price on the Reference Date and the average of the closing investment unit prices during the most recent five business days, the most recent month, the most recent three-month period and the most recent six-month period, each ending on the Reference Date.

In performing the DDM Analysis, Mizuho Securities assessed the unitholder’s value for SSR and SAR by discounting each investment corporation’s future theorized dividend based on financial forecasts at a certain discount rate to the present value. When estimating SSR’s future theorized dividend based on financial forecasts, for purposes of the financial forecasts prepared by SREFM for the period from June 2020 to December 2022, Mizuho Securities took into consideration that the asset management fee rate will decrease due to the change of the asset management company from SREFM to SAIM, as the Special Committee concluded it reasonable to do so. On the other hand, when estimating SAR’s future theorized dividend based on financial forecasts, Mizuho Securities amended the financial forecasts prepared by SAIM for the period from July 2020 to January 2023, so that it will not take into consideration the sale of properties owned by SAR and the acquisition of new properties, as the Special Committee concluded it reasonable to do so. The financial forecasts of SAR and SSR used as the basis for the calculation in the DDM Analysis were not created on the assumption that the Merger will be implemented. There were no fiscal years in which a significant increase or decrease in profit was expected in the future profit plans of SAR and SSR, on which Mizuho Securities relied in performing the DDM Analysis.

For details of the supplemental explanation regarding the assumptions and disclaimers for Mizuho Securities’ analysis, please refer to Note 2 at the end of this press release.

(2)	Background to Calculations

As a result of discussions and negotiations over an extended period comprehensively taking into consideration such factors as the financial performance and state of the assets and liabilities of each of SAR and SSR, their future business prospects, the merits of the Merger and the results of the analyses performed by their respective financial advisors, SAR and SSR determined that the above merger ratios are fair.

For the process regarding the assessment of the merger ratio by SSR, please also refer to “(5) Measures to Ensure Fairness i. Measures to ensure fairness in assessing the propriety of the Merger and the merger ratio” below.

(3)	Relationships with the Institutions Which Performed the Calculations

Neither Nomura Securities nor Mizuho Securities is deemed a related party of SAR or SSR pursuant to Article 67, paragraph 4 of the Ordinance on Accounting at Investment Corporations (Cabinet Office Ordinance No. 47 of 2006, including subsequent amendments) and neither has any material interests to be disclosed with respect to the Merger.

(4)	Prospects and Reasons for Delisting

The Merger is planned to be executed in the form of an absorption-type merger whereby SAR will be the surviving corporation and SSR will be dissolved in accordance with Article 143(iv) of the Investment Trust Act. The SSR investment units are expected to be delisted on July 30, 2020, two business days prior to the effective date of the Merger, in accordance with the delisting criteria stipulated by the Tokyo Stock Exchange. As consideration for the Merger, each of SSR’s unitholders will be allocated new SAR investment units according to the number of SSR investment units they hold, thus becoming SAR unitholders, and because SAR investment units are listed on the Tokyo Stock Exchange, those unitholders will continue to have the opportunity to trade their investment units on the Tokyo Stock Exchange.

(5)	Measures to Ensure Fairness

i.	Measures to ensure fairness in assessing the propriety of the Merger and the merger ratio

In the course of assessing the Merger, SAR reported on a timely basis the status of its assessment to its board of directors composed of one executive director and two supervisory directors, whose independence from the asset management company is ensured in terms of the Investment Trust Act, and all material matters of its assessments were deliberated and approved by its board of directors.

In addition, SAR appointed Anderson Mori & Tomotsune as its legal advisor for the Merger, and received advice concerning the methodology and process relating to the procedures and decision-making process for the Merger.

With respect to SSR, Executive Director Toru Sugihara appointed by the Proposal had been a director of SAIM, which is SAR’s asset management company, before the Proposal was submitted, and even thereafter he had been the representative director of LPGK, which made the Proposal. He is also an employee of Star Asia Management Japan Ltd., a subsidiary of Star Asia Management Ltd., with which SAR and SAIM have each executed a sponsor support agreement. Although, he has retired as director of SAIM and representative director of LPGK and is not engaging in any duties other than as executive director of SSR, it cannot be ruled out that he could be deemed to be potentially subject to the influence of Star Asia Group when making decisions. Further, since SSR’s asset management company has been changed to SAIM as of March 1, 2020, such that SSR and SAR now share the same asset management company, it cannot be ruled out that the Merger may cause conflicts of interest due to its structure. Given the foregoing, SSR has taken the following measures to ensure the fairness of the Merger.

a.	Obtaining Report from Independent Special Committee

Given that the potential conflicts of interest due to the Merger cannot be ruled out because of its structure as stated above, SSR has established the Special Committee consisting of three members, namely, Mr. Shigeru Kaneda and Mr. Hirotaka Isayama, Supervisory Directors of SSR, who are independent from Star Asia Group (including SAR) and the result of the Merger, and Mr. Kiyoshi Kondaibo who is a third party (for the independence and appropriateness of Mr. Kondaibo, please see SSR’s Press Release on Execution of Memorandum of Understanding) at the meeting of its board of directors held on December 19, 2019, in order to ensure the fairness of the decisions to be made when considering whether it is appropriate to carry out the Merger and the fairness of its terms. In addition, SSR delegated to the Special Committee the task of assessing the propriety of the Merger and to give its opinions to SSR’s board of directors.

In the resolution of SSR’s board of directors to establish the Special Committee, SSR’s board of directors also decided that: (i) the determination by the Special Committee, including its affirmative or negative opinions concerning the Merger, must be respected to the maximum extent when deciding on the Merger at a meeting of the board of directors; and (ii) if the Special Committee determines that the implementation of the Merger or its terms are not appropriate, the board of directors of SSR will decide against carrying out the Merger. Also in the resolution, SSR’s board of directors authorized the Special Committee, among others, : (a) to negotiate with SAR about the Merger; (b) to appoint a financial or legal advisor for the Special Committee or designate or approve a financial or legal advisor for SSR; and (c) to receive information necessary to assess and appraise the Merger from the board of directors of SSR. Remuneration is paid to the members of the Special Committee based on the number of hours they spend performing their duties, respectively, regardless of the content of their opinions.

Upon such delegation, the Special Committee carefully consulted and discussed these issues by preparing reports, sharing information, deliberating and reaching decisions through its meetings that were held eleven times in total during the period from December 19, 2019 until February 28, 2020, and by other means such as e-mail as appropriate. In such discussions and assessment, the Special Committee received advice from Mori Hamada & Matsumoto, legal advisor of SSR, concerning the method of discussion and the content of determination and other matters related to the Merger.

The Special Committee received necessary information for assessment of the Merger, including detailed explanations and information on SAR’s initial proposal for the Merger, SAR’s proposal for the merger ratio of the Merger, the respective preparation procedures for and contents of business plans of SAR and SSR, assumptions for the calculation of the merger ratio by Mizuho Securities and the results thereof, and drafts of the timely disclosure and convocation notice of the general meeting of unitholders relating to the Merger. The Special Committee also received professional advice from the advisors, and thus it received sufficient information for its determination. In addition to negotiations with SAR on the MOU, the Special Committee was kept informed about the details of SAR’s proposal for the merger ratio in a timely manner whenever SSR received any such proposal from SAR, since the time SSR received the first SAR proposal for the merger ratio on February 13, 2020 after the Unitholders’ Meeting Convened by LPGK and discussed and reviewed such proposal taking into account financial advice from Mizuho Securities. After such discussion and review and with a view to obtaining more favorable terms of the Merger than those in the merger proposal announced by Star Asia Group on August 7, 2019, the Special Committee negotiated with SAR about the terms of the Merger by among others, instructing and requesting Mizuho Securities to request SAR to increase the merger ratio and discussing directly with SAR. The anticipated merger ratio of the Merger announced by Star Asia Group on August 7, 2019 was to allocate 0.88 investment unit of SAR (before the Investment Unit Split) to one investment unit of SSR, but as a result of such negotiations by the Special Committee, it was finally agreed to allocate 0.89 investment unit of SAR (before the Investment Unit Split) to one investment unit of SSR. The Special Committee submitted its report as of March 2, 2020 to SSR’s board of directors to the effect that it was appropriate for SSR to carry out the Merger since: (a) the Merger was deemed as capable of increasing the value of SSR; (b) fair procedures were being implemented to secure the interests of SSR’s general unitholders upon the Merger; and (c) the terms of the Merger were deemed fair. The outline of the report is as follows:

(a) Assessment from the viewpoint of increasing the value of SSR

It is reasonable to determine that the Merger contributes to increasing the value of SSR since: (i) implementation of the Merger is expected to stabilize distributions, secure external growth potential and reduce certain operational costs, and therefore the Merger is considered beneficial to the resolution of various issues faced by SSR and to increasing the value of SSR; and (ii) with advice from Mizuho Securities, screening of investment corporations that may be a potential counterparty of a merger with SSR was conducted, and it was confirmed with several investment corporations that were highly likely to make a merger proposal challenging the Merger whether they intended to make a specific proposal for a merger with SSR, and even though an opportunity was provided for the making of such proposal over a long period of time, no proposal for a merger, acquisition, alliance or other similar transaction was made by any third party (except the Proposal and a proposal that was made during the market check conducted by SSR prior to a merger with MIRAI Corporation). Therefore, there are no actual options, other than the Proposal, that may contribute to increasing the value of SSR.

(b) Assessment from the viewpoint of securing the interests of general unitholders through fair procedures

It is recognized that, in connection with the Merger, (a) there are situations that may be deemed as equivalent to transactions between independent parties in the course of determining the terms and conditions of the transaction, (b) there are opportunities for general unitholders to make appropriate decisions based on sufficient information, and (c) fair procedures are implemented to secure the interests of general unitholders, by taking into consideration the following matters and others:

(i)

the Special Committee, composed of independent members, was established for purposes of assessing the proposed Merger. The Special Committee discussed and assessed SAR’s proposal for the Merger and negotiated with SAR over the terms of the Merger after receiving information necessary for assessing the Merger and obtaining advice from the advisors based on its professional knowledge and a written merger ratio calculation report from a third-party appraiser, and the Special Committee is recognized as having operated effectively.

(ii)

As described in d. below, since it cannot be denied that SSR’s Executive Director Mr. Sugihara may be deemed as potentially subject to the influence of Star Asia Group, he and SAIM, the asset management company, are not involved in the decision-making process and the assessment and negotiation of the Merger.

(iii)	As described in e. below, the market check was conducted carefully.

(iv)

Certain disclosure of information is scheduled in the timely disclosure of execution of the MOU, timely disclosure of execution of the Merger Agreement, Convocation Notice of General Meeting of Unitholders and others.

(c) Appropriateness of terms of transactions

The merger ratio of the Merger is appropriate, because (i) the preparation procedures and contents of SSR’s business plan and SAR’s business plan, which are the basis for calculation through the DDM Analysis in the written merger ratio calculation report prepared by Mizuho Securities, are not particularly unreasonable, (ii) the written merger ratio calculation report is not particularly unreasonable in terms of the methods and results of calculation, and can be judged reliable, and the merger ratio of the Merger exceeds the upper limit of the valuation range based on the market investment unit price based analysis, and is within the valuation range based on the comparable investment corporation analysis, the DDM Analysis and the adjusted net asset method, and (iii) the merger ratio is the ratio agreed upon through good faith negotiations between the Special Committee and SAR. In addition, the terms of the Merger transactions are fair because no any unfavorable terms has been imposed on SSR in connection with the Merger.

(d) Conclusion

Based on (a) through (c) above, it is appropriate for SSR to consummate the Merger because (i) the Merger will contribute to the improvement of SSR’s value, and (ii) there are fair procedures in place to protect the interests of SSR’s general unitholders in connection with the Merger, and the terms of the Merger transactions are fair.

b.	Receiving a calculation report from an independent third-party appraiser

SSR has appointed Mizuho Securities (which is independent of SAR and SSR) as its financial advisor and third-party appraiser for the Merger with the approval of the Special Committee, and received a written merger ratio calculation report on February 28, 2020. For a summary of the written merger ratio calculation report, please refer to “(1) Basis for Calculation” above. SSR’s fee for Mizuho Securities is a contingent fee that will be paid subject to successful completion of the Merger and satisfaction of some other terms.

c.	Obtaining advice from an independent legal advisor

SSR has appointed Mori Hamada & Matsumoto (which is independent of SAR and SSR) as its legal advisor for the Merger with the approval of the Special Committee, and obtained legal advice on such matters as the methods and process of deliberation on the Merger at the Special Committee, and details of measures to ensure fairness in considering the Merger.

d.	Non-involvement of those who have an interest in the process of decision-making, examination and negotiations relating to the Merger

Since it cannot be ruled out that Mr. Sugihara, SSR’s executive director, could be deemed to be influenced by the Star Asia Group when making decisions, he has not participated in the deliberation and resolution concerning the execution of the Merger Agreement at SSR’s board of directors, nor has he participated in discussions and negotiations with SAR over the merger ratio of the Merger and other terms of the transaction. As he is SSR’s sole executive director, Mr. Sugihara has provided necessary explanations and information to the Special Committee, and carried out various administrative procedures to examine the Merger. In the process of examining the Merger, however, the Special Committee expelled Mr. Sugihara from the floor and kept him out of the deliberation and examination of matters for which the Special Committee determined Mr. Sugihara should not participate in discussions from the standpoint of independence based on the advice from Mori Hamada & Matsumoto. Mr. Sugihara therefore has not been involved in the substantial deliberation and examination of the Merger at the Special Committee.

In addition, SSR’s asset management company was changed to SAIM, which is SAR’s asset management company, on March 1, 2020, which means that SSR and SAR now retain the same asset management company. However, SAIM has never been involved in the examination of the terms of the Merger, including the appropriateness and merger ratio of the Merger, nor has it participated in discussions and negotiations with SAR over the terms of the Merger in its capacity as SSR’s asset management company.

e.	Conducting a market check

The Special Committee conducted a market check from the standpoint of identifying potential acquirers other than SAR and ensuring the fairness of the merger ratio. Specifically, the Special Committee checked the details of the market check conducted by SSR when the Proposal was made and, based on the results of the market check, confirmed with several investment corporations, through Mizuho Securities, whether they had the intention of considering the merger with SSR, taking into account the feasibility of the merger that will contribute to SSR’s interests and other factors. As a result of the confirmation of their intentions, all the investment corporations replied that they had no ultimate intention to offer any specific proposal for the merger with SSR.

In addition, SSR agreed upon its obligation to preferentially negotiate with SAR in the MOU. However, SSR also agreed that if a third party other than SAR makes a counterproposal, SSR may discuss and negotiate the counterproposal to the extent the Special Committee would consider reasonably necessary (except where such counterproposal is made based on its active contact with third parties after the execution of the MOU), which gives third parties an opportunity to make counterproposals. Although there was approximately a 10-month period between the date of the Proposal and the execution of the Merger Agreement, no third party offered any proposal for merger, acquisition, alliance or other transactions, except for those made in the market check conducted by SSR prior to its merger with MIRAI Corporation.

ii.	Measures to ensure fairness in the calculation of the merger ratio

As discussed in (1) through (3) above, each of SAR and SSR has requested its respective financial advisor to perform a financial analysis in regard to the merger ratio and the merger ratio was determined by comprehensively taking into account the results of such analyses together with other factors.

SAR, in order to ensure the fairness of the Merger and for the benefit of its unitholders, obtained from Nomura Securities, an independent third-party financial advisor, a written merger ratio calculation report providing an analysis from a financial perspective based on certain assumptions in regard to the allocation under the Merger.

SSR, for its part, in order to ensure the fairness of the Merger and for the benefit of its unitholders, obtained from Mizuho Securities, an independent third-party financial advisor, a written merger ratio calculation report providing an analysis from a financial perspective based on certain assumptions in regard to the allocation under the Merger.

In addition, as mentioned in i. above, SSR’s Special Committee (i) received an explanation from Mizuho Securities about details of the calculation results, preconditions of the calculation, and matters taken into account in the course of the calculation in connection with the written merger ratio calculation report prepared by Mizuho Securities, (ii) had a question and answer session with Mizuho Securities, and (iii) fully deliberated and examined details of the written merger ratio calculation report. As a result, the special committee concluded that the contents of the written merger ratio calculation report prepared by Mizuho Securities are not particularly unreasonable, and made its report as stated in i. above.

SAR and SSR did not, however, obtain written opinions (so-called “fairness opinions”) from their respective financial advisors to the effect that the merger ratio is reasonable from a financial perspective for their respective unitholders.

4.	Outline of Merging Parties

		Surviving Corporation		Dissolving Corporation
(1)	Name	Star Asia Investment Corporation		Sakura Sogo REIT Investment Corporation
(2)	Location	2-5-1, Atago, Minato-ku, Tokyo		3-8-11, Kudan Minami, Chiyoda-ku, Tokyo
(3)	Name of Executive Director	Atsushi Kato		Toru Sugihara
(4)	Unitholders’ Capital	52,745 million yen		29,254 million yen
(5)	Date of Incorporation	December 1, 2015		April 1, 2016
(6)	Total Number of Outstanding Investment Units (Note 1)	540,824 units		333,001 units
(7)	Fiscal Period-Ends	January and July		June and December (Note 2)
(8)	Main Assets under Management	Real estate and real estate beneficiary interests in trust		Real estate and real estate beneficiary interests in trust
(9)	Total Number of Assets (Note 1)	Office buildings	11	Office buildings	8
		Residences	7	Retail facilities	4
		Logistics facilities	8	Residences	4
		Hotels	8	Others	2
(10)	Book Value at End of Fiscal Period (Note 1)	Office buildings	36,068 million yen	Office buildings	26,582 million yen
		Residences	15,571 million yen	Retail facilities	22,171 million yen
		Logistics facilities	30,877 million yen	Residences	6,574 million yen
		Hotels	20,634 million yen	Others	2,366 million yen
(11)	Main Finance Providers	Sumitomo Mitsui Banking Corporation, Mizuho Bank, Ltd., and nine other banks		Sumitomo Mitsui Banking Corporation, and seven other banks
(12)	Major Unitholders and Holding Ratio (Note 1)	The Master Trust Bank of Japan, Ltd. (Trust account)	9.2%	The Master Trust Bank of Japan, Ltd. (Trust account)	7.5%
		Japan Trustee Services Bank, Ltd. (Trust account)	7.1%	Japan Trustee Services Bank, Ltd. (Trust account)	6.8%
		STAR ASIA CAPITAL I LLC	4.5%	Lion Partners Godo Kaisha	5.1%
		STAR ASIA CAPITAL II LLC	4.5%	BNY GCM CLIENT ACCOUNT JPRD AC ISG (FE-AC)	4.5%
		STAR ASIA CAPITAL III LLC	4.5%	Morgan Stanley MUFG Securities Co., Ltd.	3.8%
		STAR ASIA CAPITAL IV LLC	4.5%

(13)	Business Results for the Last 3 Fiscal Periods
(In units of million yen unless otherwise specified; figures rounded down to the nearest unit)

Fiscal Period Ended:		Star Asia Investment Corporation			Sakura Sogo REIT Investment Corporation
		Jul. 2018	Jan. 2019	Jul. 2019	Dec. 2018	Jun. 2019	Dec. 2019
Operating Revenue		2,810	3,844	3,785	2,362	2,394	2,391
Operating Profit		1,576	2,406	2,225	1,046	1,037	1,046
Ordinary Profit		1,305	2,073	1,965	885	874	872
Net Profit		1,305	2,049	1,964	886	885	704
Net Profit per Unit (yen)		2,775	3,889	3,632	2,661	2,660	2,115
Distributions per Unit (yen)		2,773	3,720	3,625	2,662	2,660	2,116
Net Assets per Unit (yen)		100,477	101,400	101,215	90,513	90,512	89,967
Net Assets		47,287	54,839	54,739	30,141	30,140	29,959
Total Assets		93,553	111,079	110,240	61,643	63,389	63,111
(14)	Name of Asset Management Company	Star Asia Investment Management Co., Ltd. (Note 3)
(15)	Location of Asset Management Company	Atago Green Hills Mori Tower 18F, 2-5-1, Atago, Minato-ku, Tokyo
(16)	Name and Title of Representative of Asset Management Company	Atsushi Kato, President and CEO
(17)	Relationship between Parties Involved
	Capital Relationship	While there is no capital relationship required to be disclosed between the Merging Parties, the asset management company for both the surviving corporation and the dissolving corporation is SAIM.
	Personnel Relationship

While there is no personnel relationship required to be disclosed between the Merging Parties, it should be noted that the asset management company for both the surviving corporation and the dissolving corporation is SAIM, whose President and CEO is also the Executive Director of the surviving corporation. In addition, Mr. Toru Sugihara, Executive Director of the dissolving corporation, is an employee of the Tokyo Branch of Star Asia Management Japan Ltd., a subsidiary of Star Asia Management Ltd., with which SAR and the asset management company executed a sponsor support agreement.

	Business Relationship

There is no business relationship required to be disclosed between: (a) SAR and its asset management company, and their related persons and affiliates; and (b) SSR and its asset management company, and their related persons and affiliates.

	Status as Related Party

The dissolving corporation (SSR) is not a related party of the surviving corporation (SAR) and the surviving corporation (SAR) is not a related party of the dissolving corporation (SSR). However, the asset management company for both the dissolving corporation and the surviving corporation is SAIM and it is a related party of each of them.

(Note 1)	The relevant figures are as of July 31, 2019 for SAR, and as of December 31, 2019 for SSR. The “holding ratio” is rounded to the nearest tenth.
(Note 2)

SSR will submit to its general meeting of unitholders to be held on March 30, 2020 a proposal to amend its articles of incorporation in order to change the ends of its fiscal periods to the end of January and the end of July.

(Note 3)

As announced in the “Notice Concerning Execution of Asset Management Agreement with Star Asia Investment Management Co., Ltd. and Resulting Change of Specified Associated Corporations” dated February 18, 2020 released by SSR, SSR has executed a new asset management agreement with SAIM on February 18, 2020, which has come into effect as of March 1, 2020. The asset management agreement with SREFM was terminated as of February 29, 2020. The asset management agreement to which SSR is a party will be terminated subject to approval to be obtained at SSR’s general meeting of unitholders and on the condition that the Merger becomes effective. Regarding the resolution of the Unitholders’ Meeting Convened by LPGK related to the cancellation of the asset management agreement with SREFM and execution of the asset management agreement with SAIM, please note that although a lawsuit and other legal proceedings were instituted to rescind the resolution of the general meeting of unitholders, the lawsuit to rescind the resolution of the general meeting of unitholders was dismissed on February 27, 2020 (although the period for appeal has not expired, and it remains to be confirmed whether or not there will be an appeal).

5.	Post-Merger Status

(1)	Status of Surviving Corporation

Surviving Corporation

(1)	Name	Star Asia Investment Corporation

(2)	Location	2-5-1, Atago, Minato-ku, Tokyo

(3)	Name of Executive Director	Atsushi Kato

(4)	Unitholders’ Capital	To be determined (Not yet determined.)

(5)	Fiscal Period-Ends	January and July

(6)	Net Assets	To be determined (Not yet determined.)

(7)	Total Assets	To be determined (Not yet determined.)

(8)	Name of Asset Management Company	Star Asia Investment Management Co., Ltd.

(9)	Location of Asset Management Company	Atago Green Hills Mori Tower 18F, 2-5-1, Atago, Minato-ku, Tokyo

(10)	Name and Title of Representative of Asset Management Company	Atsushi Kato, President and CEO

(2)	Major Unitholders and Unitholding Ratio before and after Merger

Before Merger
Star Asia Investment Corporation (Note 1)		Sakura Sogo REIT Investment Corporation (Note 1)
The Master Trust Bank of Japan, Ltd. (Trust account)	9.2%	The Master Trust Bank of Japan, Ltd. (Trust account)	7.5%
Japan Trustee Services Bank, Ltd. (Trust account)	7.1%	Japan Trustee Services Bank, Ltd. (Trust account)	6.8%
STAR ASIA CAPITAL I LLC	4.5%	Lion Partners Godo Kaisha	5.1%
STAR ASIA CAPITAL II LLC	4.5%
STAR ASIA CAPITAL III LLC	4.5%	BNY GCM CLIENT ACCOUNT JPRD AC ISG (FE-AC) Standing Proxy MUFG Bank, Ltd.	4.5%
STAR ASIA CAPITAL IV LLC	4.5%	Morgan Stanley MUFG Securities Co., Ltd.	3.8%
Trust & Custody Services Bank, Ltd. (Securities investment trust account)	3.0%	Trust & Custody Services Bank, Ltd. (Securities investment trust account)	3.2%
The Nomura Trust and Banking Co., Ltd. (Investment trust account)	3.0%	EVO FUND NIPPON KANZAI Co., Ltd.	3.0% 2.6%
NORTHERN TRUST CO.(AVFC)RE UKDU UCITS CLIENT NON LENDING 10PCT TREATY ACCOUNT	2.7%	GALAXY JREIT PTY LIMITED The Nomura Trust and Banking Co., Ltd. (Investment trust account)	2.6% 2.6%
SSBTC CLIENT OMNIBUS ACCOUNT	1.5%

After Merger (Simple total after taking into account the merger ratio) (Note 2)
The Master Trust Bank of Japan, Ltd. (Trust account)	8.6%
Japan Trustee Services Bank, Ltd. (Trust account)	7.0%
Trust & Custody Services Bank, Ltd. (Securities investment trust account)	3.1%
STAR ASIA CAPITAL I LLC	2.9%
STAR ASIA CAPITAL II LLC	2.9%
STAR ASIA CAPITAL III LLC	2.9%
STAR ASIA CAPITAL IV LLC	2.9%
The Nomura Trust and Banking Co., Ltd. (Investment trust account)	2.8%
Morgan Stanley MUFG Securities Co., Ltd.	2.1%
BNY GCM CLIENT ACC	1.9%

(Note 1)

Figures shown are respectively based on SAR’s unitholders register as of July 31, 2019 and SSR’s unitholders register as of December 31, 2019. Accordingly, the figures may not reflect the actual holdings of the unitholders. The “holding ratio” is rounded to the nearest tenth.

(Note 2)

For the major unitholders and their unit holding ratios after the Merger, the number of investment units is calculated on the basis of the ratios of investment units held by the major unitholders prior to the merger as described above and on the assumption of SAR investment units being allocated in accordance with the content of “2. Overview of the Merger (3) Allocation of Investment Units under the Merger” above. The “holding ratio” is rounded to the nearest tenth.

(3)	Amendment to Asset Management Agreement

After the Merger, SAR plans to continue entrusting its asset management functions to SAIM (to which SAR is currently entrusting such services).

As announced in the “Notice on Execution of Asset Management Agreement with Star Asia Investment Management Co., Ltd. and Resulting Change of Specified Associated Corporations” published by SSR on February 18, 2020, SSR entered into a new asset management agreement with SAIM on February 18, 2020, which came into force as of March 1, 2020. The asset management agreement between SSR and SREFM was terminated dated as of February 29, 2020. The asset management agreement to which SSR is a party will be terminated subject to approval to be obtained at SSR’s general meeting of unitholders and on the condition that the Merger becomes effective. Regarding the resolution of the Unitholders’ Meeting Convened by LPGK related to the cancellation of the asset management agreement with SREFM and execution of the asset management agreement with SAIM, please note that although a lawsuit and other legal proceedings were instituted to rescind the resolution of the general meeting of unitholders, the lawsuit to rescind the resolution of the general meeting of unitholders was dismissed on February 27, 2020 (although the period for appeal has not expired, and it remains to be confirmed whether or not there will be an appeal).

(4)	Amendment to Investment Policy

SAIM has amended its guidelines on the management of SAR’s assets with a view to managing SAR’s assets after the Merger. For more details, please see the “Notice Concerning Partial Amendment to the Management Guidelines of the Asset Manager” announced today.

(5)	Amendment to Agreement with Sponsor, Etc.

No amendment is expected to be made to the agreements that have been executed by and between SAR and its sponsor and other relevant parties as of the date of this Notice.

The asset custody agreement and the administrative services agreement concerning institutional operations that have been executed by and between SSR and Sumitomo Mitsui Trust Bank, Limited and the services agreement that has been executed by and between SSR and Kaneyama & Associates (a certified public accountants’ firm) will terminate upon the Merger.

6.	Outline of Accounting Treatment

The purchase method is expected to be used in the accounting treatment of the Merger with SAR as the acquiring corporation and SSR as the acquired corporation, applying the Accounting Standards for Business Combinations (ASBJ Statement No. 21, revised as of January 16, 2019). Goodwill or negative goodwill is expected to arise as a result of the Merger, but the amount is currently uncertain. It will be announced as soon as it has been determined.

7.	Outlook

For the outlook of the business results after the Merger, please see the “Notice on Outlook for Business Results and Distributions for Fiscal Periods Ending on January 31, 2021 and July 31, 2021 after the Merger between Star Asia Investment Corporation and Sakura Sogo REIT Investment Corporation” announced today.

For the impact of the execution of the Merger Agreement and other relevant events on SAR’s business results for the fiscal period ending on July 31, 2020 (from February 1, 2020 to July 31, 2020), please see the “Notice on Changes to Outlook for Business Results for Fiscal Periods Ending on January 31, 2020 and July 31, 2020” announced by SAR today.

For the impact on business results for the fiscal period ending on July 31, 2020 (from January 1, 2020 to July 31, 2020), please see the “Notice on Outlook for SSR’s Business Results and Distributions for Fiscal Period Ending on July 31, 2020 (Final Period of Operation) and Cash Payment on Merger” announced by SSR today.

END

*

This press release has been distributed to the Kabuto Club; the Ministry of Land, Infrastructure, Transport and Tourism Press Club, and the Ministry of Land, Infrastructure, Transport and Tourism Press Club for Construction Publications.

*	Websites of SAR and SSR

Star Asia Investment Corporation:	http://starasia-reit.com/en/
Sakura Sogo REIT Investment Corporation:	http://sakurasogoreit.com/en/

<Other press releases SAR and SSR jointly issued today>

Notice Concerning the Forecast of Operating Results and Distributions Subsequent to the Merger

•	of Star Asia Investment Corporation and Sakura Sogo REIT Investment Corporation for the Fiscal Periods Ending January 31, 2021 and July 31, 2021

•	Supplementary Explanatory Material Regarding Press Releases dated today (March 2)

(Note 1)

In determining the merger ratio, Nomura Securities assumed that public information and all information provided to Nomura Securities were accurate and complete without independent verification of the accuracy or completeness of such information. Nomura Securities neither conducted an independent evaluation, appraisal or assessment nor requested a third-party institution to appraise or assess the assets or liabilities (including derivatives products, off-balance-sheet assets and liabilities and other contingent liabilities) of SAR and SSR, including the analysis and evaluation of individual assets and liabilities. It is assumed that the information included in the financial forecasts of each of SAR and SSR (including profit plans and other information) has been reasonably examined or prepared based on the best and good faith forecasts and judgment of the management of SAR and SSR that are currently available. Nomura Securities’ calculation reflects the information obtained by Nomura Securities by February 27, 2020 and prevailing economic conditions. Nomura Securities’ calculation was made for the sole purpose of assisting the institution that determines the business execution of Star Asia Investment Corporation to assess the fairness of the merger ratio.

(Note 2)

In determining the merger ratio, Mizuho Securities relied upon and assumed the accuracy and completeness of all public information examined by Mizuho Securities and the financial or other information that was furnished to Mizuho Securities by SAR and SSR or the asset management company of each of SAR and SSR (including a former asset management company the asset management agreement of which was terminated at the time of delivery of the written merger ratio calculation report; hereinafter the same) or discussed between Mizuho Securities and SAR and SSR and the Special Committee, and upon which the calculation of the merger ratio is substantially based. Mizuho Securities did not independently verify (nor assumes responsibility or liability for independently verifying) the accuracy or completeness of such information. The contents expressed in Mizuho Securities’ written merger ratio calculation report could potentially differ if there are matters that would make the information provided to Mizuho Securities or discussed between Mizuho Securities and SAR and SSR and the Special Committee materially incorrect, or if there is a fact or circumstance not disclosed at the time of delivery of the written merger ratio calculation report, or which occurs subsequent to the delivery of the written merger ratio calculation report (including facts which potentially existed at the time of delivery of the written merger ratio calculation report and which are clarified subsequently). Mizuho Securities has assumed that the executive directors of each of SAR and SSR or officers and employees of the asset management company of each of SAR and SSR were unaware of any fact that would make the information provided to or discussed with Mizuho Securities incomplete or misleading. In addition, Mizuho Securities did not conduct an independent valuation or appraisal of any assets or liabilities (including derivatives, off-balance sheet assets and liabilities and other contingent liabilities), or the reserves of either company or its affiliates, and Mizuho Securities was not independently provided with any such valuation or appraisal by a third party, nor did Mizuho Securities make any request to a third party for any such valuation or appraisal. Mizuho Securities does not assume any obligation to conduct any inspection of the properties or facilities of SAR or SSR, nor has Mizuho Securities evaluated the capitalization, solvency or fair value of SAR or SSR under any law relating to bankruptcy, insolvency or similar matters. With respect to any information which Mizuho Securities requested in connection with the calculation of the merger ratio but was not provided or disclosed to Mizuho Securities by SAR and SSR, which was provided or disclosed to Mizuho Securities, but whose impact on the unitholder value of SAR and SSR is undetermined at present (including lawsuits and petitions pending at the time of delivery of the written merger ratio calculation report), or which could not otherwise be used by Mizuho Securities as a basis of Mizuho Securities’ evaluation, Mizuho Securities relied on assumptions it believed to be reasonable and appropriate, or was based on the premise that there was no such impact. Mizuho Securities did not verify the impact of such assumptions or premise on the future financial conditions of SAR and SSR in the event that such assumptions prove to be materially inaccurate.

With respect to the financial forecasts and other forward-looking information provided to Mizuho Securities, Mizuho Securities assumed that such information was reasonably prepared by the executive directors of each of SAR and SSR or officers and employees of the asset management company of each of SAR and SSR on a basis reflecting the best currently available estimates and judgments of the executive directors as to the expected future results of the operations and financial conditions of the companies. In addition, Mizuho Securities made certain adjustments to the financial forecasts and business plans of each of SAR and SSR based on the Special Committee’s request, subject to the condition that the details of such adjustments and details of the financial forecasts and business plans before the adjustment were reported to the Special Committee, and the Special Committee has confirmed the reasonableness of such details and preconditions of the adjustment. Mizuho Securities relies on the financial forecasts and business plans after the adjustment or modification and does not rely on independent verification of the feasibility of such financial forecasts and business plans. Mizuho Securities has expresses no view as to any analyses or forecasts referred to in the written merger ratio calculation report or the assumptions on which they are based. Mizuho Securities is not a legal, regulatory, or tax expert and, therefore, it has relied on the assessments made by the relevant advisors to SAR and SSR with respect to such issues. Mizuho has further assumed that the Merger will qualify as a tax-free reorganization for Japanese corporate tax purposes. Mizuho Securities has provided the results of its financial analysis to SSR in response to the request of SSR for the sole purpose of assisting the board of directors of SSR to determine the merger ratio. Mizuho Securities has not expressed its opinion that the merger ratio is fair from the financial perspective.

This is an English translation of the announcement in Japanese dated March 2, 2020.

However, no assurance or warranties are given for the completeness or accuracy of this English translation.

Exhibit 2

March 2, 2020

Real Estate Investment Trust Securities Issuer
Star Asia Investment Corporation
Representative: Atsushi Kato, Executive Director
(Securities Code: 3468)
Real Estate Investment Trust Securities Issuer
Sakura Sogo REIT Investment Corporation
Representative: Toru Sugihara, Executive Director
(Securities Code: 3473)
Asset Management Company
Star Asia Investment Management Co., Ltd.
Representative: Atsushi Kato, President and CEO
Inquiries: Akiko Kanno, Director and CFO
TEL: 03-5425-1340

Notice Concerning the Forecast of Operating Results and Distributions Subsequent to the Merger of

Star Asia Investment Corporation and Sakura Sogo REIT Investment Corporation

for the Fiscal Periods Ending January 31, 2021 and July 31, 2021

As announced in the “Notice Concerning Execution of a Merger Agreement by and between Star Asia Investment Corporation and Sakura Sogo REIT Investment Corporation” released today, Star Asia Investment Corporation (“SAR”) and Sakura Sogo REIT Investment Corporation (“SSR”) (SAR and SSR collectively, the “Investment Corporations”) plan to implement an absorption-type merger (the “Merger”) effective August 1, 2020, with SAR as the surviving corporation and SSR as the dissolving corporation, and have executed the merger agreement as of today.

Accordingly, the forecasts of the operating results and distributions of the surviving corporation after the Merger (“New SAR”) for the fiscal periods ending January 31, 2021 (10th Fiscal Period: August 1, 2020 to January 31, 2021) and July 31, 2021 (11th Fiscal Period: February 1, 2021 to July 31, 2021) are as follows.

To unitholders in the United States:

The merger described in this press release involves securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial information included in this document, if any, was excerpted from financial statements prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. In addition, it may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country and all of its officers and directors are residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the merger, such as in the open market or through privately negotiated purchases.

This document has been translated from the Japanese-language original document for reference purposes only. In the event of any conflict or discrepancy between this document and the Japanese-language original, the Japanese-language original shall prevail in all respects.

Disclaimer:	This translation is for reference purposes only. If there is any discrepancy between this document and the Japanese-language original, the Japanese-langauge original shall prevail in all respects.

1

Particulars

	Operating Revenue (Million yen)	Operating Income (Million yen)	Ordinary Income (Million yen)	Net income (Million yen)	Cash distribution per unit (not including cash distribution in excess of earnings) (yen)	Cash distribution in excess of earnings per unit(yen)	Cash distribution per unit (including cash distribution in excess of earnings) (yen)
Fiscal period ending January 31, 2021 (10th Fiscal Period)	6,634	3,226	2,776	2,775	1,658	0	1,658
Fiscal period ending July 31, 2021 (11th Fiscal Period)	5,616	2,876	2,437	2,436	1,455	0	1,455

(Notes)

1.

The annual operating periods of the New SAR are, from February 1 to July 31 and from August 1 to January 31 of the following year and, accordingly, there is no change in SAR’s original operating period before and after the Merger.

2.	The forecasted total number of outstanding investment units of New SAR as of the end of both fiscal periods are 1,674,389 units.
3.

The forecasts are calculated as of today, based on the assumptions set forth in the Attachment “Assumptions for the Forecast of Operating Results and Distributions for the Fiscal Periods Ending January 31, 2021 and July 31, 2021”. The actual operating revenue, operating income, ordinary income, net income and distributions per unit (excluding distributions in excess of earnings) may differ due to future acquisitions or sale of properties, changes in the real estate market, fluctuations in interest rates and other factors affecting New SAR. The forecasts do not guarantee the accuracy of the amount of distributions indicated above.

4.

The Merger is expected to generate goodwill or negative goodwill, but as this amount is pending, such goodwill, or negative goodwill, has not been factored into the Forecasts. For details, please refer to the “Goodwill, negative goodwill” section of the Attachment, “Assumptions for the Forecast of Operating Results and Distributions for the Fiscal Periods Ending January 31, 2021 and July 31, 2021”. We will announce the estimated goodwill or negative goodwill and any revisions to the forecasts of operating results and distributions on or after August 1, 2020, the effective date of the Merger, as soon as such figures are confirmed.

5.

Revisions may be made to the forecasts once pending values, including goodwill or negative goodwill, are confirmed or if we anticipate a discrepancy of more than a certain threshold between our forecasts and the actual figures.

6.	Amounts less than one unit have been rounded down; the same hereafter.

Disclaimer:	This translation is for informational purposes only. If there is any discrepancy between the Japanese version and this English translation, the Japanese version shall prevail.

2

* This press release is to be distributed to: the Kabuto Club (the press club of the Tokyo Stock Exchange); the Ministry of Land, Infrastructure, Transport, and Tourism Press Club; and the Ministry of Land, Infrastructure, Transport, and Tourism Press Club for Construction Publications.

*Addresses of the websites of the Investment Corporations

Star Asia Investment Corporation:	http://starasia-reit.com/en/
Sakura Sogo REIT Investment Corporation:	http://sakurasogoreit.com/en/

<Other press releases published today by SAR and SSR in their joint names>

•	Notice Concerning Execution of a Merger Agreement by and between Star Asia Investment Corporation and Sakura Sogo REIT Investment Corporation

•	Supplemental Materials Concerning the Documents Published Today

This is an English translation of the announcement in Japanese dated March 2, 2020. However, no assurance or warranties are given for the completeness or accuracy of this English translation.

Disclaimer:	This translation is for informational purposes only. If there is any discrepancy between the Japanese version and this English translation, the Japanese version shall prevail.

3

[Attachment]

Assumptions for the Forecast of Operating Results and Distributions

for the Fiscal Periods Ending January 31, 2021 and July 31, 2021

Items	Preconditions
Calculation period

•  Fiscal period ending January 31, 2021 (the 10th fiscal period): August 1, 2020 - January 31, 2021 (184 days)

•  Fiscal period ending July 31, 2021 (the 11th fiscal period): February 1, 2021 - July 31, 2021 (181 days)

•  It is assumed that the Merger will take effect on August 1, 2020 pursuant to the satisfaction of condition precedents, such as the Merger being approved at the general meeting of unitholders of SSR scheduled on March 30, 2020 and the general meeting of unitholders of SAR scheduled on March 31, 2020.

•  It is assumed that the Accounting Standard for Business Combinations (ASBJ Statement No. 21, revised January 16, 2019) (the “Business Combinations Accounting Standard”) will be applied to the Merger, and the Merger will be accounted for as a purchase with SAR as the acquiring entity and SSR as the acquired entity.

Assets under Management

•  It is assumed that in addition to the assets held by SAR today (34 real estate trust beneficiary interests, 3 mezzanine loan debts, and 2 equities in investments in silent partnerships (collectively, “Currently Held Assets”, with those in the form of real estate trust beneficiary interests being referred to as “Currently Held Assets (Real Estates.)”, those in the form of mezzanine loan debts being referred to as “Currently Held Assets (Mezzanine)”, and those in the form of equities investments in silent partnerships being referred as “Currently Held Assets (Silent Partnership)”)), (i) as a result of the Merger, New SAR will assume the real estate trust beneficiary interests currently held by SSR (comprising a total of 18 properties) (the “Assets Planned to be Succeeded”), (ii) SAR will acquire real estate trust beneficiary interests in respect of Urban Park Ichigao (Note 1) and Urban Park Gyotoku (Note 2) (with such real estate trust beneficiary interests being collectively referred to as the “Assets Planned to be Acquired (Real Estate)”) as described in <Acquisitions> below, (iii) SAR will acquire Star Asia Mezzanine Loan Investment Series 5 (Class B beneficiary interest) (the “Assets Planned to be Acquired (Mezzanine)” and together with the Assets Planned to be Acquired (Real Estate), “Assets Planned to be Acquired”) as described in <Acquisitions> below, and (iv) SAR will sell the real estate trust beneficiary interest in respect of Alphabet Seven which is currently owned by SAR (the “Asset Planned to be Transferred”) as described in <Transfer> below. Please refer to the “Notice Concerning the Acquisition and Transfer of Trust Beneficiary Interests in Domestic Real Estates (5th Asset Replacement)” and the “Notice Concerning Acquisition of Mezzanine Loan Debt – (Star Asia Mezzanine Loan Investment Series 5 (Class B beneficiary interest)) -” released by SAR today for details of the Assets Planned to be Acquired and the Asset Planned to be Transferred.

Disclaimer:	This translation is for informational purposes only. If there is any discrepancy between the Japanese version and this English translation, the Japanese version shall prevail.

4

(Note 1)  This property will be given this name after the acquisition by SAR. The property is currently named “Chrysantheme Ichigao” but will change its name to the name specified above immediately after its acquisition by SAR; the same hereafter.

(Note 2)  This property will be given this name after the acquisition by SAR. The property is currently named “La Soeur Gyotoku” but will change its name to the name specified above immediately after its acquisition by SAR; the same hereafter.

<Acquisitions>

Name of property: Urban Park Ichigao

Scheduled date of acquisition: March 13, 2020

Name of property: Urban Park Gyotoku

Scheduled date of acquisition: March 13, 2020

Name of asset: Star Asia Mezzanine Loan Debt Investment Series 5 (Class B beneficiary interest)

Scheduled date of acquisition: March 6, 2020

<Transfer>

Name of property: Alphabet Seven

Scheduled date of transfer: July 1, 2020 40% of the quasi-co-ownership interests

December 1, 2020 60% of the quasi-co-ownership interests

•  It is assumed that there are no changes in the amount of assets under management (such as acquisitions of additional properties or sale of existing properties and the like) other than the acquisition of the Assets Planned to be Acquired or the transfer of the Asset Planned to be Transferred.

Operating Revenue

•  Calculation of leasing business revenue from Currently Held Assets (Real Estates.) and Assets Planned to be Succeeded and the calculation of leasing business revenue from Assets Planned to be Acquired (Real Estates.) takes into consideration, among others, market trends, based on details of the lease agreements in effect as of today, and information received from current holders and details of lease agreements planned to be in effect as of the planned acquisition date, respectively. Operating revenue is calculated based on the assumption that tenants will not be delinquent on their rent or fail to pay their rent.

•  Interest on or distribution revenue from Currently Held Assets (Mezzanine) is calculated based on the prospectus that sets forth details of Currently Held Assets (Mezzanine) in effect as of the date hereof, and on details of loan agreements or trust agreements. Interest on or distribution revenue from Assets Planned to be Acquired (Mezzanine) is calculated based on details of agreements planned to be executed. Operating revenue is calculated based on the assumption that there is no failure to pay interests or dividends.

•  The forecast dividend income from Currently Held Assets (Silent Partnership) is calculated based on the assumption that the real estate by which cash flow is backed maintains a stable operating condition.

•  Gain on sale of the Asset Planned to be Transferred is expected to be 970 million yen in the fiscal period ending January 31, 2021.

Disclaimer:	This translation is for informational purposes only. If there is any discrepancy between the Japanese version and this English translation, the Japanese version shall prevail.

5

Operating Expenses

•  Among leasing business expenses, which are primary operating expenses, expenses other than depreciation and amortization have been calculated by reflecting the factors behind the fluctuation in expenses based on past results.

•  The property tax and city planning taxes of 431 million yen and 434 million yen are expected to be recorded as expenses for the fiscal period ending January 31, 2021 and the fiscal period ending July 31, 2021, respectively. The property tax and city planning taxes of Assets Planned to be Acquired (Real Estate) are expected to be settled with the seller at the time of acquisition calculated on a pro rata basis for the holding period. However, since SAR includes an amount equal to such settlement in the acquisition cost, the FY2020 property tax and city planning taxes pertaining to Assets Planned to be Acquired (Real Estate) will not be recorded as expenses in the fiscal period ending January 31, 2021. Property tax and city planning taxes pertaining to Assets Planned to be Acquired (Real Estate) is expected to be recorded as expenses for the fiscal period ending July 31, 2021.

•  Building repair expenses are expected to be 147 million yen for the fiscal period ending January 31, 2021 and 128 million in the fiscal period ending July 31, 2021, based on the repair plan established by Star Asia Investment Management Co., Ltd., the asset management company of SAR and SSR. However, actual repair expenses may be significantly different from the forecast amount due to, for example, the possibility of sudden repair expenses caused by damage, etc. to buildings based on factors that are difficult to foresee, or the general tendency of such amounts varying significantly from year to year, and does not bearing the characteristics of regularly recurring expenses.

•  Depreciation and amortization are calculated using the straight-line method, including incidental expenses, etc., and are expected to be 639 million yen in the fiscal period ending January 31, 2021, and 648 million yen in the fiscal period ending July 31, 2021.

•  Other operating expenses are expected to be 1,160 million yen in the fiscal period ending January 31, 2021 and 516 million yen in the fiscal period ending July 31, 2021.

•  The other operating expenses mentioned above for the fiscal period ending Jannuary 31, 2021 include expected merger-related fees of 538 million yen (including a merger fee of 315 million yen to be paid by New SAR to its asset management company, Star Asia Investment Management Co., Ltd.). Such fees are one-off expenses related to the Merger for the fiscal period ending January 31, 2021.

Disclaimer:	This translation is for informational purposes only. If there is any discrepancy between the Japanese version and this English translation, the Japanese version shall prevail.

6

NOI

•  NOI for the entire portfolio is expected to be 4,032 million yen in the fiscal period ending January 31, 2021 and 4,017 million yen in the fiscal period ending July 31, 2021.

•  NOI is calculated using the following formula.

NOI=real estate leasing business revenue — real estate leasing business expenses (excluding depreciation and amortization)

Non-operating Expense

•  The sum of interest expenses and other financing-related expenses is expected to be 449 million yen in the fiscal period ending January 31, 2021 and 439 million yen in the period ending July 31, 2021.

Goodwill, negative goodwill

•  The Merger is expected to generate goodwill or negative goodwill, but SAR’s investment unit price as of the consummation of the Merger, which will form the basis for calculating the acquisition cost of the Assets Planned to be Succeeded) is not known today. Therefore it is not certain whether goodwill or negative goodwill will be generated, and the amount of such goodwill or negative goodwill is also unknown. As a result, these have not been factored into the figures in the Forecast and it is assumed that no goodwill or negative goodwill will be generated. We will report the estimated goodwill or negative goodwill and any revisions to forecasts for earnings results and distributions forecast on or after August 1, 2020, which is the effective date of the Merger.

•  If the Merger generates goodwill, the goodwill will be recorded as assets and amortized over 20 years using the straight-line method in accordance with the Business Combinations Accounting Standard. If the Merger generates negative goodwill, the gain on negative goodwill will be recorded as a lump sum as extraordinary income in the fiscal period ending January 31, 2021 (the 10th fiscal period).

•  Under the Business Combinations Accounting Standard, the total assets of SSR as the acquired corporation are expected to be 68,422 million yen, and total assumed liabilities are expected to be 33,857 million yen.

Borrowings

•  As of today, SAR has outstanding debt of 51,580 million yen. In addition, 3,460 million yen of additional debt will be raised from qualified institutional investors as stipulated in Article 2(3)(i) of the Financial Instruments and Exchange Act on March 13, 2020. The Investment Corporations assume that 720 million yen and 1,080 million yen of such borrowings will be repaid in the fiscal period ending July 31, 2020 and the fiscal period ending January 31, 2021, respectively, with proceeds from the sale of the Asset Planned to be Transferred.

•  As of July 31, 2020, The Investment Corporations have assumed that SSR has outstanding debt of 29,200 million yen, and that New SAR will succeed to this amount in full.

•  The Investment Corporations have assumed that the borrowings of SSR with repayment deadlines in the fiscal period ending January 31, 2021 and the fiscal period ending July 31, 2021, will be fully refinanced.

•  After the Merger, the LTV as of the end of the fiscal periods ending January 31, 2021 and July 31, 2021 is estimated to be approximately 45.8%.

•  LTV is calculated using the following formula:

LTV= total amount of interest-bearing debts÷total amount of assets×100

Disclaimer:	This translation is for informational purposes only. If there is any discrepancy between the Japanese version and this English translation, the Japanese version shall prevail.

7

Investment Units

•  SAR has assumed that, in addition to SAR’s issued investment units of 540,824 units as of today, SAR will, upon the Merger, conduct a unit split (Split) to divide one unit into two units (resulting in 1,081,648 units in total), with the resulting total units to be added to the new investment units of 592,741 units to be issued by SAR upon the Merger, which will lead to 1,674,389 units in total.

•  The number of new investment units to be issued by SAR upon the Merger has not yet been confirmed at this point and may change due to treatment of fractional amounts, etc. New SAR will announce the number of such new investment units promptly when it is confirmed on or after August 1, 2020, which is the effective date of the Merger.

•  SAR has assumed that, until the end of the fiscal period ending July 31, 2021, there will be no change in the number of investment units (other than the above) due to newly issued investment units and for other reasons.

Distribution per Unit (excluding Distributions in Excess of Earnings)

•  SAR calculates its distribution per unit (excluding distributions in excess of earnings) pursuant to its cash distributions policy as set forth in its Articles of Incorporation.

•  SAR conducts derivative transactions (interest rate swaps). It is assumed that deferred hedge losses as a net asset deduction item (i.e., the items set forth in Article 2, Item 30, (b) of “Ordinances on Accounting of Investment Corporation”) will not be incurred in the fiscal periods ending January 31, 2021 and July 31, 2021, and the distribution per unit (excluding distributions in excess of earnings) was calculated on the assumption that changes in the net asset deduction item have no impact on distribution per unit (excluding distributions in excess of earnings).

•  Distribution per unit (excluding distributions in excess of earnings) may change due to various factors, including changes in the portfolio, changes in leasing income caused by changes in tenants, and unforeseen repairs. In addition, distribution per unit (excluding distributions in excess of earnings) may be affected by changes in the net asset deduction item.

•  SAR assumes that in cases where a gain on negative goodwill described in the “Goodwill, negative goodwill” is recognized upon the Merger, SAR would secure the full amount of the retained earnings as well as satisfy the tax requirements for conduit status, by setting aside reserve for temporary difference adjustments. SAR plans to use the retained earnings mainly to mitigate any negative impact caused by temporary decrease in income or incurred expense, on distributions in asset management, and to avoid the occurance of corporate and other tax expenses as a result of any inconsistency between tax and accounting, beginning from the fiscal period ending January 31, 2021 (the 10th fiscal period).

Disclaimer:	This translation is for informational purposes only. If there is any discrepancy between the Japanese version and this English translation, the Japanese version shall prevail.

8

Distributions in Excess of Earnings per Unit

•  SAR plans to use retained earnings when there is any goodwill generated as described in the “Goodwill, negative goodwill” above or any inconsistencies between tax and accounting in excess of income upon the Merger. When there is insufficient retained earnings, however, it plans to avoid generation of corporate and other tax expenses by setting aside an allowance for temporary difference adjustment, thereby making distribution in excess of earnings. At this point, SAR has no plans to make any allowance for temporary difference adjustment other than for the above purpose.

•  Moreover, at this point, for taxation purposes, SAR has no plans to make distributions in excess of earnings that fall into a capital distribution by decreasing investment capital, etc. for tax purposes.

Others

•  SAR assumes that no amendments affecting the above forecasted numbers will be made to the relevant laws and regulations, tax policies, accounting standards, listing rules, rules of investment trusts associations, etc.

•  SAR assumes that there will be no unforeseen material change in general economic conditions or real estate market conditions, etc.

Disclaimer:	This translation is for informational purposes only. If there is any discrepancy between the Japanese version and this English translation, the Japanese version shall prevail.

9

STAR ASIA
Investment Corporation

Sakura
Sogo REIT

Exhibit 3

Merger Agreement between Star Asia Investment Corporation and Sakura Sogo REIT Investment Corporation

Supplementary Explanatory Material Regarding March 2, 2020 Press Release

To unitholders in the United States:

The merger described in this press release involves securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial information included in this document, if any, was excerpted from financial statements prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. In addition, it may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country and all of its officers and directors are residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the issuer may purchase securities otherwise than under the merger, such as in the open market or through privately negotiated purchases.

This document has been translated from the Japanese-language original document for reference purposes only. In the event of any conflict or discrepancy between this document and the Japanese-language original, the Japanese-language original shall prevail in all respects.

March 2, 2020

Real Estate Investment Trust Securities Issuer:

Star Asia Investment Corporation
Representative: Atsushi Kato, Executive Director
(Securities Code: 3468)

Real Estate Investment Trust Securities Issuer:

Sakura Sogo REIT Investment Corporation
Representative: Toru Sugihara, Executive Director
(Securities Code: 3473)

Asset Management Company:

Star Asia Investment Management Co., Ltd.
Representative: Atsushi Kato, President and CEO
Inquiries: Akiko Kanno, Director and CFO
TEL: +81-3-5425-1340

Message to the Unitholders of Star Asia Investment Corporation and Sakura Sogo REIT Investment Corporation

- Star Asia Investment Corporation (“SAR”) and Sakura Sogo REIT Investment Corporation (“SSR”) today (March 2, 2020) executed a merger agreement with a merger ratio of 1:0.89
- The merger is expected to expand asset size, improve portfolio revenue stability, and increase liquidity of the investment units given the larger market capitalization and float.
- Goal is to further increase the distribution per unit (“DPU”) by reducing costs and improving cash flow after the merger.
- Star Asia Group will continue to provide robust support to the combined corporation and Star Asia Investment Management Co., Ltd., will continue to focus on active management strategies to achieve sustainable growth.
- We undoubtedly believe that this merger will contribute to maximizing value for unitholders of both SAR and SSR.

Atsushi Kato, Executive Director
Star Asia Investment Corporation

Toru Sugihara, Executive Director
Sakura Sogo REIT Investment Corporation

Contents 1. Significance of the Merger P.05 2. Merger Overview P.11 P.14 3. Post-Merger Growth Strategy P.20 4. Appendix Contents 1. Significance of the Merger P.05 2. Merger Overview P.11 P.14 3. Post-Merger Growth Strategy P.20 4. Appendix

Benefits of Merger between SAR and SSR (Executive Summary)

① Expansion of asset size

Diversification of portfolio will improve stability of revenue and distribution

Asset size:

JPY166.8bn (Note 2)

No. of properties:

53 (Note 2)

③ Increase of normalized DPU

The benefits of economies of scale will increase normalized DPU through improved asset management efficiency and reduced operation costs

For SAR unitholders: +JPY122 (Note 4)
For SSR unitholders: +JPY106 (Note 4)

Normalized DPU :

JPY2,910 (Note 4)

STAR ASIA
Investment Corporation

After Merger:
Star Asia Investment Corporation
Merger ratio 1:0.89

② Larger market capitalization

Liquidity of investment units will be improved and lead to diversification of investors

Market capitalization:

JPY82.0bn (Note 3)

④ Support of sponsor

Continued active management based on solid results
Adequate pipeline for external growth

Properties with preferential negotiation rights:

JPY29.9bn (Note 5)

Asset replacements:

5 times (Note 6)

(Note 1) : In this document, Star Asia Investment Corporation may be referred to as "SAR" and Sakura Sogo REIT Investment Corporation as "SSR". (Note 2) : The post-merger asset size is the sum of the total acquisition price of SAR's portfolio (Figures released today after the transfer of Alphabet Seven and the acquisition of Urban Park Ichigao and Urban Park Gyotoku by SAR) and the assumed acceptance price of SSR's portfolio .
(Note 3): Calculated as a simple sum of both REITs' market capitalization as of February 28, 2020. (Note 4): For SAR unitholders, cruising DPU is calculated by subtracting SAR's expected DPU for the fiscal period ending January 2020 from the expected DPU for the fiscal period ending July 2021. For SSR unitholders, it is calculated by subtracting the SSR's expected DPU (after 6-month conversion, after adjustment for the effect of merger-related expenses and litigation-related expenses on DPU) for the fiscal year ending July 2020 from the expected DPU for the fiscal year ending July 2021 (the amount adjusted based on the merger ratio). (Note 5): For properties for which a preferential negotiation price has been determined, the total amount of such price is used; for properties for which a preferential negotiation price has not been determined, the total amount of the most recent appraisal value or investigation price is used to determine the figure. (Note 6) Include the 5th asset replacement announced today

3

The Merger and Actions before/after the Merger ~ To maximize unitholder value

1. Significance of the Merger 1. Significance of the Merger

Significance of the Merger

1 Increase of DPU that contributes to maximizing unitholders' value of both SAR and SSR

- SAR's post-Merger Normalized DPU is expected to be JPY2,910, which is estimated to be JPY2,590 when converted to SSR's DPU (forecast for fiscal period ending July 2021) (Note 1)
- DPU is expected to increase for both SAR and SSR after the merger— expected increase for SAR will be JPY122 (+4.4%) from its forecast of JPY2,788 for the fiscal period ended January 2020, and expected increase for SSR will be JPY76 (+3.0%) from JPY2,514 (Note 2) for the fiscal period ended December 2019 or JPY106 (+4.3%) from its forecast of JPY2,484 (Note 3) for the fiscal period ending July 2020.

2 Better positioning in the market with larger market capitalization as well as improved stability with expanded financial base

- Market capitalization after the merger will be JPY82bn (Note 4) and positioning in the J-REIT market is expected to improve.
- Larger market capitalization will improve liquidity of investment units which will lead to diversification of investors.
- LTV based on total assets after the merger is projected to be 45.8%. Borrowing capacity will increase as a result of expansion of assets which will lead to financial stability. Obtaining a credit rating may become an option.

3 Continued implementation of diverse investment strategies (active management) that will improve unitholder value with expansion of asset size

- Size of assets after the merger is expected to be JPY166.8bn (Note 5) (This is a JPY63bn increase (+60.6%) from JPY103.8bn for SAR and a significant JPY103.8bn increase (+164.8%) from JPY63bn for SSR)
- Pursue maximizing unitholder value by accelerating external growth with support of Star Asia Group, pursuing internal growth (we expect further support from Nippon Kanzai Group, which provides with strong support mainly in management of properties held by SSR), and continuing active management by Star Asia Investment Management Co., Ltd. (asset replacement, investment in mezzanine loan debt, etc.)

(Note 1) : Post-merger DPU of JPY2,590 for SSR unitholders is calculated based on the merger ratio 1: 0.89 using the post-merger normalized DPU (Note 2): The figure represent SSR's results for the fiscal period ended December 2019, after adding back the downward revisions made to the forecasts (published on September 26, 2019)
(Note 3): The figure is obtained by adding back the DPU calculated based on the following formula to the actual DPU. Figures less than units are rounded down.
Forecasted DPU for the fiscal period ending July 2020 = forecasted undistributed earnings for the fiscal period ending July 2020 (6-month equivalent), divided by the number of outstanding investment units, plus expected merger-related expenses and litigation costs, divided by the number of outstanding investment units.
(Note 4) : Calculated by simply combining the market capitalization of SAR and SSR based on closing price of Feb. 28 , 2020. (Note 5) : Calculated by combining the total (planned) acquisition price of SAR's portfolio (JPY103.8bn) and the assumed price of acquiring SSR portfolio (JPY63bn)

6

Significance of the Merger

SSR's Performance under Asset Management by Sakura Real Estate Funds Management

- SSR's performance under the former asset manager was weak and not focused on or effective in increasing unitholder value.

SSR's performance since IPO

	(From listing on Sept. 8, 2016, to Dec. 30, 2019)
Asset growth ratio (Note 1)	JPY57.3bn (18 properties) → JPY57.5bn (18 properties) +0.38%
No. of properties (Note 2) acquired after IPO	2 properties
No. of follow-on offerings conducted after IPO (Note 3)	0
Market cap growth (Note 4)	7.1%
Total return (per annum) (Note 5)	7.8%
Ratio of asset management fees to year-end total assets (per annum) (Note 6)	0.55～0.56%
Average borrowing rate / borrowing period (Note 7)	0.80%/1.7 years

SSR's historical DPU

- DPU decreased due to failure to close property acquisition deals, payment of professional service fees pertaining to planned follow-on offering that did not occur, etc.



5,000
4,000
3,000
2,000
1,000
0
DPU increase resulting from lower asset management fees: JPY140/unit (Note 8)
DPU increase resulting from gain on sale of properties: JPY785/unit
Decrease of DPU due to payment of professional service fees: -JPY409/unit
Decrease of DPU from initial forecast due to decreased revenue as a result of sale of asset: -JPY38/unit
140
785
409
38
2,723
2,675
2,763
2,662
2,660
2,116
Fiscal Period ended Aug. 2017
Fiscal Period ended Feb. 2018
Fiscal Period ended Jun. 2018 (Note 9)
Fiscal Period ended Dec. 2018
Fiscal Period ended Jun. 2019
Fiscal Period ended Dec. 2019

(Note 1): "Asset growth ratio " is based on the acquisition prices since IPO. (Note 2): "No. of properties acquired after IPO" represents the cumulative number of properties acquired after IPO and does not include assets acquired at the time of IPO. (Note 3): "No. of follow-on offerings conducted after IPO" does not include the IPO. (Note 4): "Market cap growth" represents growth of market cap as of the closing price on the IPO date to end of December 2019. (Note 5): "Total return (per annum)" is calculated as an annualized rate of the return (total amount of DPU until the latest fiscal period, taking into account the increase/decrease of unit price until the closing price of December 30, 2019) based on the IPO offer price. (Note 6): "Ratio of asset management fees to year-end total assets (per annum)" is calculated as an annualized rate of asset management fees (excluding acquisition and transfer fees) that are stated in the asset management report, based on total assets at the end of fiscal period. (Note 7): "Average borrowing rate/ borrowing period" is based on the latest fiscal period end. (Note 8): "SSR's DPU for the fiscal period ended Aug. 2017" involves an increase of DPU (JPY140/unit) due to the absence of management fees of NOIx3% that were applied from the fiscal period ended Feb. 2018.

(Note 9): DPU for the fiscal period ended June 2018 of SSR is calculated using the following formula for 4-month settlement ((Total amount of actual DPU - gain on sales of properties + expenses related to the delivery of investment units) x (6/4) + Gain on Sale of Property - Expenses related to delivery of investment units) / Total number of units of issued investment equity at the end of the fiscal period ended June 2018.

7

Significance of the Merger
Increase of Normalized DPU

- SAR's normalized DPU after the merger is expected to be JPY2,910 (Forecast for the Fiscal Period ending July 2021)

Post-merger DPU for former SAR unitholders



DPU compared to the 2nd Fiscal Period after the merger
+JPY122(+4.4%)
2,788
3,310
569
2,741
Transient factors such as gain on sale of properties (Note 1)
3,315
423
2,892
2,910
Fiscal Period Ended Jan. 2020 (Forecast)
Fiscal Period Ending Jul. 2020 (Forecast)
Fiscal Period Ending Jan. 2021 (1st Fiscal Period after the merger) (Forecast)
Fiscal Period Ending Jul. 2021 (2nd Fiscal Period after the merger) (Forecast)

Post-merger DPU for former SSR unitholders (Note 2)



DPU compared to the 2nd Fiscal Period after the merger
+JPY76(+3.0%)
DPU compared to the 2nd Fiscal Period after the merger
+JPY106(+4.3%)
2,514
398
2,116
2,484
507
1,977
Decrease in DPU resulting from expenses for unitholders' proposals
(Note 3)
Decrease in DPU resulting from the merger and litigation expenses
2,950
376
2,574
2,590
Fiscal Period Ended Dec. 2019
Fiscal Period Ending Jul. 2020 (Forecast)
(Note 4)
Fiscal Period Ending Jan. 2021 (1st Fiscal Period after the merger) (Forecast)
Fiscal Period Ending Jul. 2021 (2nd Fiscal Period after the merger) (Forecast)

(Note1): Transient factors are calculated by subtracting negative factors such as merger-related expenses from positive factors such as gains on sales
(Note2): DPU for former SSR unitholders is calculated based on merger ratio of 1:0.89
(Note3): Downward revision in earnings forecasts for the fiscal year ended December 2019 (Published on September 26, 2019)
(Note4): DPU figure is calculated as follow: (Unappropriated retained earnings for Fiscal Period ending Jul. 2020 (converted for a figure for 6 months) + expected expenses associated to the merger and dispute) / outstanding investment units

8

Significance of the Merger Better Positioning in J-REIT Market Based on Larger Market Capitalization and Expanded Asset Size n Market capitalization after the merger is estimated to be JPY82.0bn (Note 1) and we expect that the larger market capitalization will improve our market positioning. n Increase in market capitalization will boost the liquidity of investment units and increase probability of being included in major indices. Market Capitalization after Merger (Note 1) (Note 2) (bn yen) 1,500 150 Market cap after merger Expected effects of (simply combined) increased market capitalization JPY82.0bn Ø Improved liquidity of investment units Ø Stabilization of price of investment 1,000 100 units SAR Ø Ability to further expand the investor JPY54.4bn base Ø Higher probability of being included in 50 major REIT indices 500 SSR JPY27.6bn Ø Improved recognition from institutional investors SAR’s investment units will be split 0 2-for-1 JCR Ratings ● ● ● ● ● ● ● ● ● ● ● ● FTSE ● ● The split allows SSR unitholders to receive EPRA/NAREIT MSCI Small one or more units of SAR. ● ● ● ● ● ● ● ● ● ● ● Cap In addition, the split is expected to further ※ JCR Ratings: ● stands for AA- ● stands for A-, A, A+ improve liquidity. (Note 1) : As of February 28 2020. Market cap after the merger is simple sum of SAR’s and SSR’s market cap. (Note 2) : 25 J-REITs with market cap less than JPY130bn are shown. 9 NHI MRR SPA IHR XYR SSR EJR HCM TRI SRE CRE SPI TLR SAR SRR IAL SSL MTH ONE 合併後 MRI HRR HHR MEL GOR KRRSignificance of the Merger Better Positioning in J-REIT Market Based on Larger Market Capitalization and Expanded Asset Size n Market capitalization after the merger is estimated to be JPY82.0bn (Note 1) and we expect that the larger market capitalization will improve our market positioning. n Increase in market capitalization will boost the liquidity of investment units and increase probability of being included in major indices. Market Capitalization after Merger (Note 1) (Note 2) (bn yen) 1,500 150 Market cap after merger Expected effects of (simply combined) increased market capitalization JPY82.0bn Ø Improved liquidity of investment units Ø Stabilization of price of investment 1,000 100 units SAR Ø Ability to further expand the investor JPY54.4bn base Ø Higher probability of being included in 50 major REIT indices 500 SSR JPY27.6bn Ø Improved recognition from institutional investors SAR’s investment units will be split 0 2-for-1 JCR Ratings ● ● ● ● ● ● ● ● ● ● ● ● FTSE ● ● The split allows SSR unitholders to receive EPRA/NAREIT MSCI Small one or more units of SAR. ● ● ● ● ● ● ● ● ● ● ● Cap In addition, the split is expected to further ※ JCR Ratings: ● stands for AA- ● stands for A-, A, A+ improve liquidity. (Note 1) : As of February 28 2020. Market cap after the merger is simple sum of SAR’s and SSR’s market cap. (Note 2) : 25 J-REITs with market cap less than JPY130bn are shown. 9 NHI MRR SPA IHR XYR SSR EJR HCM TRI SRE CRE SPI TLR SAR SRR IAL SSL MTH ONE 合併後 MRI HRR HHR MEL GOR KRR

Significance of Merger
Further Strengthening and Diversification of Portfolios

- The percentage of properties located in the Tokyo area, (Note 1) where stable earnings and growth are expected, will continue to be more than 70%. Also, mid-sized office buildings and residential property, which are expected to generate above average internal growth and attract investor interests, will increase significantly.
- As the number of highly liquid properties will increase, we will be able to flexibly execute asset replacements that will contribute to maximizing unitholder value.
- Further diversification of portfolio and tenants will improve stability.

	SAR (Pre-merger)	SSR (Pre-merger)	SAR (Post-merger)
Asset size (Note 2)	JPY103.8bn	JPY63.0bn	JPY166.8bn


JPY103.8bn
JPY63.0bn
JPY166.8bn

Asset class (Note 2)


19.8%
32.7%
29.8%
17.8%
3.8%
31.2%
53.4%
11.6%
12.3%
20.0%
40.5%
11.8%
15.4%
Office
Residence
Retail
Logistics
Hotel
Other (Note 3)

	SAR (Pre-merger)	SSR (Pre-merger)	SAR (Post-merger)
Number of properties	35 (Note 4)	18	53
Number of tenants (Note 5)	749	701	1,450
Assets in Tokyo area (Note 2)	74.4%	63.9%	70.4%
Mid-sized assets (Note 2)	100.0%	83.0%	93.6%

Portfolio after merger and future strategy

- **Competitive portfolio**
  Assets in Tokyo area will remain to be more than 70%. Portfolio revenue stability and growth are expected to be strengthened.
- **Pipeline of Star Asia Group**
  Aim to achieve JPY200bn in assets in the short term based on the pipeline of Star Asia Group
- **Active management**
  Achieve a virtuous cycle of expanding asset size and improving unitholder value through continued active management

(Note 1): Office and Retail refer to the 23 wards of Tokyo, Kawasaki City and Yokohama City; Residence, Logistics, Hotel and Student Residence refer to Tokyo, Kanagawa Prefecture, Saitama Prefecture and Chiba Prefecture.
(Note 2): Figures in SAR (pre-merger) are based on the expected acquisition price after the asset replacement; those in SSR (pre-merger) are calculated based on the assumed acceptance price; and those in SAR (post-merger) are calculated based on the respective expected acquisition/assumed acceptance prices. (Note 3): Assets that are classified as "Other" in SSR (pre-merger) are classified as "Logistics" in SAR (post-merger) in accordance with Star Asia Investment Management operation guidelines. (Note 4): The figure for the number of properties is after the asset replacement. (Note 5): The number of tenants of SAR (pre-merger) is based on lease contracts effective as of the end of January 2020, the figure for SSR (pre-merger) is based on lease contracts effective as of the end of December 2019, and the figure for SAR (post-merger) is the sum of the figures.

10

2．Merger Overview 2．Merger Overview

Merger Overview
Merger Scheme

Scheme

Method of Merger	• Absorption-type merger Surviving corporation: Star Asia Investment Corporation Dissolving corporation: Sakura Sogo REIT Investment Corporation
Merger Ratio	• SAR : SSR = 1 : 0.89 (1.78 SAR units will be allocated for each 1 SSR unit) * SAR is scheduled to split its investment units 2-for-1 to ensure allocation of at least one SAR unit to SSR unitholders

Overview of Post-Merger REIT

	STAR ASIA Investment Corporation (As of end of Jan. 2020 (Forecast))	Sakura Sogo REIT (As of end of Dec. 2019)	STAR ASIA Investment Corporation (As of end of Jan. 2021(Forecast))
Operating revenue	JPY3,227mil (Note 1)	JPY2,391mil	**JPY6,634mil**
Operating profit	JPY1,721mil (Note 1)	JPY1,046mil	**JPY3,226mil**
Ordinary profit	JPY1,494mil (Note 1)	JPY872mil	**JPY2,776mil**
Net income	JPY1,493mil (Note 1)	JPY704mil	**JPY2,775mil**
Number of properties	35 (Note 2)	18	**53** (Note 2)
Asset size (Note)	JPY103.8bn (Note 2)	JPY63.0bn (Note 3)	**166.8bn** (Note 2)
Portfolio cap rate	5.0% (Note 2)	4.9% (Note 3)	**4.9%** (Note 2)
LTV	47.0% (Note 4)	46.3%	**45.8%** (Note 5)
Dividend per Unit	JPY2,788 (Note 1)	JPY2,116	**JPY 3,315**
		Forecasted DPU for former SSR unitholders (Note 6)	**JPY 2,950**

(Note 1): Figures are from "Notice Concerning Revision to Forecasts of Operating Results and Distributions for the Fiscal Period ending January 31, 2020 and July 31, 2020" released today
(Note 2): Figures are after the asset replacement. (Note 3): Figures are based on acquisition price (expected receipt price).
(Note 4): Calculated based on the (forecasted) Balance Sheet as of end of January 2020. (Note 5): The post-merger LTV is the estimated adjusted cruising value. (Note 6): Figure is calculated based on merger ratio of 1:0.89

12

Merger Overview
Schedule

- The merger of SAR and SSR is scheduled as follows
- SAR and SSR are scheduled to hold their unitholders' meetings at the end of March 2020 to approve the merger agreement.

Date	Event	Details
March 2, 2020	**Execution of merger agreement**	**Execute the Merger Agreement** - Independent financial advisors were retained by SAR and SSR in negotiating the merger agreement and the terms were determined after conducting due diligence with each other (including inquiries from the special committee for SSR) with the approval of the board of directors of SAR and.
March 30, 2020	**SSR's unitholders' meeting**	**Obtain Approval of Merger Agreement at Unitholders' Meetings of SAR and SSR** - To effect the merger agreement, approval by special resolution is required (with the attendance of majority of voting rights and at least 2/3 voting in favor among the attended unitholders) at the unitholders' meetings of SAR and SSR - Unitholders are kindly requested to vote in favor of SAR and SSR at the unitholders' meeting. (For details, please see the notice of the unitholder's meeting, which will be delivered later)
March 31, 2020	**SAR's unitholders' meeting**	
July 30, 2020	Delisting of SSR	
August 1, 2020	**Effective date of merger**	**Merger Takes Effect** - 1.78 SAR units will be allocated for each SSR unit - Any unit of less than one unit will be purchased and a cash payment for the sale of such fractional unit will be made to unitholders.
Within a reasonable period from the effective date	Cash payment upon merger	**Payment of Cash Upon Merger** - A cash payment upon the merger is scheduled to be made to SSR unitholders (Note) upon the merger in an amount that corresponds to the cash distribution made during SSR's business period from January 1, 2020 to July 31, 2020.

Note: SSR unitholders who made investment unit purchase demand will be excluded.

13

3．Post-Merger Growth Strategy 3．Post-Merger Growth Strategy

Post-Merger Growth Strategy ～ Post-merger Portfolio Management Strategy

- The current investment policy of SAR will be retained after the merger to pursue maximizing unitholder value.

Post-merger Investment Policy

- A portfolio predominantly located in **Tokyo area**
- Focus on **mid-sized assets**
- Secure stability and growth through **diversification of asset types**
- **Commitment of Star Asia Group**
  (Star Asia Group's estimated ownership in post-merger investment corporation: approx. 13.4%)

Post-merger Portfolio

Total: JPY**166.8bn**
(Calculated by simply combining the acquisition price of SAR portfolio and the assumed price of acquiring SSR portfolio)

Assets in Tokyo area: **70.4%**



Hotel:
JPY20.5bn
12.3%
Office:
JPY67.6bn
40.5%
Logistics:
JPY33.3bn
20.0%
Retail:
JPY19.6bn
11.8%
Residential:
JPY25.7bn
15.4%

SAR's Views on Each Asset Type

Office

Middle-sized office buildings are less susceptive to the oversupply of large office buildings expected in the future and SAR forecasts that supply and demand for middle-sized office will continue to remain tight.

Retail

There are increasing concerns over deteriorating business environment for primarily suburban brick-and-mortar stores selling non-essential goods on the back of the rise of e-commerce and the shift in consumer values towards services and experience over material goods.

Residential

This is the most stable asset type, and has growth potential as rents have been increasing in the current environment.

Logistics

SAR predicts stable revenue from logistics facilities in areas adjacent to densely populated areas in the Tokyo area with strong tenant demand.

Hotel

While large cities can capture both business and tourism demand, the primary demand for hotels in regional cities is tourism. There is a risk of fluctuation in revenue due to changes in the tourism environment and supply of new hotels.

Specific Management Policy

Office

Focus investment on **mid-sized office buildings in urban areas** with high population density predominantly in the Tokyo area, and seek growth through increase of rent.

Retail

Suburban and regional retail facilities are **not investment targets for the time being** and they are to be replaced in the future. Focus will be urban retail facilities after conducting an analysis of the potential of the area, etc., based on population in the trade area and demographics.

Residential

Invest in **competitive (including rent levels) properties** in light of demographic analysis based on the mid- to long-term macroeconomic environment.

Logistics

Continue to focus on logistics facilities in the **Tokyo area (in particular, within 30km of Tokyo Station)** that are easy to find new tenants.

Hotel

Only invest in urban hotels geared towards business travelers, and prioritize stability of the portfolio, by keeping the **ratio of variable rent** (Note) **at 10% or lower in principle**.

(Note): The ratio of variable rent to net revenue from the hotel portfolio of the post-merger entity.

15

Post-Merger Growth Strategy ~ Continueous implementation of active management

Post-Merger Growth Strategy ～ Pipeline that enables examination and execution of diverse action plans

- The post-merger REIT will utilize and take advantage of Star Asia Group's robust support and Star Asia Investment Management's sourcing capabilities. Goal is to achieve JPY200 bn in assets in the near term

Properties with Preferential Negotiation Rights and Star Asia Group's Pipeline

➢ Properties that are stable and have fixed minimum selling prices and yields exceeding SAR's current portfolio

Properties with Preferential Negotiation Rights — Total Appraisal: JPY29.9bn (Note 1)

OHA Building (Note 2)	Nishi-Ikebukuro 1-Chome bldg.	Urban Park Mitsuike Koen	Urban Park Tokiwadai Koen	HAKUSAN HOUSE	Shimotakaido Project	Hakata Office Project	URBAN CENTER Midousuji
Expanded Tokyo Area	Tokyo Area	Tokyo Area	Tokyo Area	Tokyo Area	Tokyo Area	Tokyo Area	Other Area
Office	Retail	Residential	Residential	Student Housing	Student Housing	Office	Office



Other Properties Managed by the Sponsor Group (as of December 31,2019) Total Appraisal Value: JPY22.7bn


33.8%
48.4%
17.8%
Residential
Logistics
Hotel
31.5%
68.5%
Tokyo Area
Other



Example of the properties managed by Star Asia Group Higashiougijima Center (Logistics)


Asset Size targets
Post-merger Asset Size
Asset Size target by 2020
Aim to further expand assets over medium to long term
JPY166.8bn
JPY200bn

(Note 1):As of the date of this document, among the properties with priority negotiating rights held by SAR, the total amount of the price is indicated for properties for which a priority negotiating price has been determined, and the total amount of the most recent appraisal value or survey price is indicated for properties for which a priority negotiating price has not been determined.
(Note 2): "Expanded Tokyo Area" stands for suburban Tokyo (outside 23 wards) and major cities in Kanagawa (excluding Kawasaki-shi and Yokohama-shi) and Saitama for offices and retail properties.

17

About Star Asia Group

～ Organizational Outline of Star Asia Group



Taro Masuyama
Co-Founder and Managing Partner



Malcolm F. MacLean IV
Co-Founder and Managing Partner

Star Asia Group is a privately owned, independent investment management group that focuses on investments in Japanese real estate related opportunities.

- **Concepted in 2006, Star Asia Group has invested over JPY661bn since its foundation in 2007. The current balance of investments is over JPY172bn.[1]**
- **Star Asia Group has 392 officers and employees including over 40 investment and asset management professionals based in Tokyo or New Jersey, USA.[1]**
- **We always operate under the Guiding Principles which continuously drive the group to become and remain as one of the leading real estate investment management firms in Japan.**
- **The group's strong track record and long-term partnership approach with our investors have been integral in attracting significant capital from sophisticated global investors, including large U.S. university endowments and foundations, Japanese and European pension funds, U.S. and Asia based family offices as well as other global real estate investors.**
- **The group is committed to its disciplined Investment Philosophy and SAR strives for its most important goal of meeting and exceeding unitholders' expectations.**

Star Asia Group

Listed J-REIT Asset manager	Private placement fund management	Asset management	Unlisted investment company			Private placement fund	Development and operation of new-generation student accommodation	Development and operation of hospitality properties; listed
Star Asia Investment Management Co., Ltd.	**Star Asia Management Limited** • Registered as an Investment Advisor with the US Securities and Exchange Commission • Manages multiple private placement funds through sister companies	**Star Asia Asset Advisors Co., Ltd.** • Asset management and brokerage for private placement funds; real estate asset and trust beneficiary interest brokerage; and property management.	**Star Asia Capital Corp Limited** • Assets under management is JPY19.7bn[1]	**Lion Partners GK**	**Star Asia Sogo Kaihatsu Co., Ltd.** • Star Asia Group's real estate development company • Currently develops multiple properties	**Star Asia Japan Special Situations LP** • Star Asia Group's flagship fund • Assets under management is JPY39.6bn[1] • Actively investing based on its investment capacity	**GSA Star Asia KK** • A 50/50 joint venture with GSA Group, a global pioneer in purpose built student accommodation (PBSA), that develops and operates new-generation PBSA • Following the first Hakusan House project, currently works on the second Shimotakaido project	**Kachikaihatsu Co., Ltd.** • Listed on TSE 2nd Section (8010); develops and operates hotels • Star Asia Group became a sponsor in Nov. 2018 and holds 75.53% of issued stock
Star Asia Investment Corporation	Provides know-how contributing to SAR's internal and external growth as its sponsor • Support of Construction Management Department • Provides advice based on abundant experience in real estate-related debt investment • Provides additional resource as needed	Asset management of warehousing funds and provides support for origination of bridge funds	Holds SAR's investment units (97,000 units; equivalent to JPY11bn (17.9%))[2] Silent partnership investment in properties with preferential negotiation rights owned by SAR • Urban Park Mitsuike Koen • Urban Park Tokiwadai Koen • OHA Building	Holds SSR's investment units (16,896 units; equivalent to JPY1.6bn (5.1%))[2]	Currently develops properties with preferential negotiation rights owned by SAR • Hakata office project	Provided over JPY90bn properties (based on SAR's acquisition price) to SAR since SAR's listing	Currently operates properties with preferential negotiation rights owned by SAR • HAKUSAN House • KAMIKITA House	Under the business partnership agreement with Star Asia Group, the company provides to SAR information on sale of properties as a developer and operator of hotels

Star Asia Group with expanding business provides strong support to SAR

1. As of June 30, 2019 2. As of September 6, 2019

18

Post-Merger Growth Strategy
Financial Standing

- The merger of SAR and SSR is expected to diversify lenders and strengthen bank formation
- We will continue to implement appropriate LTV control while paying attention to the diversification of repayment dates

Bank formation



Star Asia Investment Corporation (Pre-merger/expected figure as of March 31 2020)
The Nishi-Nippon City Bank 1.8%
Mizuho Trust & Banking 1.5%
The Bank of Fukuoka 2.1%
The Dai-ichi Life Insurance 0.9%
MUFG Bank 2.5%
Risona Bank 8.7%
Sumitomo Mitsui Banking 26.8%
Aozora Bank 8.7%
JPY55,040mil
Shinsei Bank 9.1%
Mizuho Bank 24.1%
Sumitomo Mitsui Trust Bank 13.7%
Sakura Sogo REIT Investment Corporation (Pre-merger/as of February 29 2020)
The Bank of Fukuoka 3.4%
The Nishi-Nippon City Bank 5.1%
Sumitomo Mitsui Trust Bank 3.1%
ORIX Bank 6.8%
Sumitomo Mitsui Banking 30.8%
Risona Bank 9.6%
JPY29,200mil
Aozora Bank 10.3%
Shinsei Bank 30.8%
Star Asia Investment Corporation (Post-Merger)
The Nishi-Nippon City Bank 3.0%
The Dai-ichi Life Insurance 0.6%
The Bank of Fukuoka 2.6%
Mizuho Trust & Banking 0.9%
ORIX Bank 2.4%
MUFG Bank 1.7%
Risona Bank 9.0%
Sumitomo Mitsui Banking 28.2%
Aozora Bank 9.3%
JPY84,240mil
Shinsei Bank 16.6%
Sumitomo Mitsui Trust Bank 10.0%
Mizuho Bank 15.7%

Balance of borrowings (unit: million yen) (Note)

FP of the repayment date	SAR		SSR		Post-merger	
9th FP	7,300	13.3%	0	0.0%	7,300	8.7%
10th FP	4,000	7.3%	10,900	37.3%	14,900	17.7%
11th FP	10,760	19.5%	0	0.0%	10,760	12.8%
12th FP	7,300	13.3%	6,000	20.5%	13,300	15.8%
13th FP	8,150	14.8%	1,600	5.5%	9,750	11.6%
14th FP	0	0.0%	5,600	19.2%	5,600	6.6%
15th FP	4,690	8.5%	5,100	17.5%	9,790	11.6%
16th FP	4,840	8.8%	0	0.0%	4,840	5.7%
17th FP	8,000	14.5%	0	0.0%	8,000	9.5%
Total	55,040	100.0%	29,200	100.0%	84,240	100.0%



(million yen)
SAR
SSR
Post-merger
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
9th FP
10th FP
11th FP
12th FP
13th FP
14th FP
15th FP
16th FP
17th FP

(Note): The balance of borrowings are as of March 31, 2020 for SAR (estimates) and as of February 29, 2020 for SSR. Post-merger number is the simple sum of both REITs outstanding borrowings

19

4．Appendix 4．Appendix

Appendix①
Structure of Management of the two REITs

- Star Asia Investment Management is managing the two REITs (SAR and SSR).
- We will manage both REITs to maximize unitholders' interests while paying close attention and avoiding any conflicts of interest between the two REITs.

Organization Chart

- SSR Investment Management Division has been newly established to manage the two REITs



Shareholder's Meeting
Corporate Auditor
Board of Directors
Investment Committee
Compliance Committee
President and CEO
Compliance Officer
New
SSR Investment Management Division
SAR Investment Management Division
Finance Management Division

Measures to avoid conflict of interest

Since Star Asia Investment Management ("SAIM") will be providing asset management services to both SAR and SSR, the Rules on Handling of Property Information ("Rules") and the decision-making process have been established in order to avoid conflicts of interest. The Rules stipulate how to allocate information regarding acquisition of properties as follows.

① Rules on allocating information regarding acquisition of property

a. All property information obtained by SAIM will be registered with, and centrally managed by, the Finance Management Division.

b. Based on the year of completion of the registered property as stated in the real estate register, SSR Investment Management Division will consider the acquisition if the year is an even number, and SAR Investment Management Division will consider the acquisition if the year is an odd number. If more than one property is being sold by the same seller at the same time, the year of completion of the oldest property will be used.

c. If both SSR Investment Management Division and SAR Investment Management Division decide not to acquire the property as a result of consideration, it should be reported to the Finance Management Division. The Finance Management Division will then provide the information to other investment management divisions.

② Decision-making process at SAIM

a. When the Investment Committee discusses an agenda concerning the investment management of either SAR or SSR, members who belong to the Investment Management Division of the other may not participate in the discussion nor participate in the resolution.

b. The same applies to the Compliance Committee and the Board of Directors.

21

Appendix② Goodwill

- Goodwill is calculated as the difference between the "market value of net assets " of the target and the "merger price" agreed by both parties.
- It is not clear at this point whether the goodwill will be positive or negative as the "merger price" is determined by the investment unit price of SAR as of the timing the merger becomes effective.

How goodwill arise:



Market value B/S of SSR
(as of Aug. 1, 2020) (Forecast)
Merger price
(=SAR unit price x number of newly issued units)
If SAR unit price drops after public announcement
If SAR unit price rises after public announcement
Post-merger B/S
Total assets JPY68.4bn
Assumed Liabilities JPY33.8bn
Market value of net assets JPY34.5bn
Negative goodwill
Merger price
Positive goodwill
Merger price
Post-merger total assets
Post-merger debt
Post-merger net assets
Positive/negative goodwill

Impact of change in SAR unit price

Merger price = SAR unit price (as of merger effective date) ✖ Number of newly issued units

① If SAR unit price rises after public announcement, the merger price will increase.

– "Smaller negative goodwill" or "larger positive goodwill"

② If SAR unit price drops after public announcement, the merger price will be reduced.

– "Larger negative goodwill" or "smaller positive goodwill"

Accounting treatment by surviving corporation when goodwill arises

	Positive goodwill	Negative goodwill
B/S	▪ Recorded as intangible assets	▪ The portion that was not distributed in the first fiscal period after the merger is recorded as reserve for temporary difference adjustment in net assets
P/L	▪ Amortized on a straight-line basis over within 20 years as operating expenses	▪ Recorded as extraordinary gain in the first fiscal period after the merger
Impact on distributions	▪ Amount equivalent to goodwill amortization distributed as allowance for temporary difference adjustment	▪ At least 1% of the initial reserve amount of the reserve for temporary difference adjustment is drawn down continuously and applied to distributions ▪ Can be used flexibly as source of distribution added to net income

Allowance for temporary difference adjustment (distribution in excess of earnings) is treated as "dividends (subject to withholding)" under tax laws and as "refund of contribution" for accounting purposes

22

Appendix③
Post-merger Portfolio List (Note)

	Property Name	Location	Acquisition Price (mil yen)	Appraisal Value (mil yen)	Investment Ratio (%)	Appraisal NOI yield (%)
Office	Minami-Azabu Shibuya Building	Minato-ward, Tokyo	2,973	3,070	1.8	4.7
Office	Honmachibashi Tower	Osaka city, Osaka	6,065	6,960	3.6	5.1
Office	Nishi-Shinjuku Matsuya Building	Shibuya-ward, Tokyo	1,763	2,510	1.1	6.4
Office	Shibuya MK Building	Shibuya-ward, Tokyo	2,042	3,260	1.2	5.9
Office	Asahi Building	Yokohama city, Kanagawa	6,320	7,840	3.8	5.0
Office	Hakata-eki East Place	Fukuoka city, Fukuoka	2,286	2,590	1.4	5.2
Office	Nihonbashi Hamacho Park Building	Chuo-ward, Tokyo	1,450	1,550	0.9	4.7
Office	Amusement Media Gakuin Honkan	Shibuya-ward, Tokyo	2,580	2,690	1.5	4.0
Office	Higashi Kobe Center Building	Kobe city, Hyogo	7,440	7,520	4.5	5.8
Office	Amusement Media Gakuin Shinkan	Shibuya-ward, Tokyo	1,020	1,160	0.6	4.0
Office	Seishin Building	Sinjuku-ward, Tokyo	10,700	10,700	6.4	3.5
Office	NK Building	Chiyoda-ward, Tokyo	5,350	5,350	3.2	3.8
Office	Tsukasamachi Building	Chiyoda-ward, Tokyo	4,610	4,610	2.8	3.8
Office	Takadanobaba Access	Shinjuku-ward, Tokyo	4,000	4,000	2.4	4.0
Office	Azabu Amerex Building	Mintao-ward, Tokyo	2,770	2,770	1.7	3.8
Office	Hiei Kudan Building	Chiyoda-ward, Tokyo	2,430	2,430	1.5	3.9
Office	Shin Yokohama Nara Building	Yokohama-city, Kanagawa	2,300	2,300	1.4	4.8
Office	The Portal Akihabara	Chiyoda-ward, Tokyo	1,510	1,510	0.9	4.0
Office	Subtotal		67,609	72,820	40.5	4.5
Retail	La Park Kishiwada	Kishiwada city, Osaka	5,600	5,600	3.4	7.1
Retail	Suroy Mall Chikushino	Chikushino city, Fukuoka	6,920	6,920	4.1	5.7
Retail	Seiyu Minakuchi	Koka city, Shiga	3,310	3,310	2.0	7.4
Retail	Suroy Mall Nagamine	Kumamoto city, Kumamoto	3,800	3,800	2.3	5.7
Retail	Subtotal		19,630	19,630	11.8	6.4

Total	Acquisition Price (mil yen)	Appraisal Value (mil yen)	Appraisal NOI yield (%)
	166,895	176,966	4.9

	Property Name	Location	Acquisition Price (mil yen)	Appraisal Value (mil yen)	Investment Ratio (%)	Appraisal NOI yield (%)
Residence	Urban Park Azabujuban	Minato-ward, Tokyo	2,045	2,480	1.2	4.4
Residence	Urban Park Daikanyama	Shibuya-ward, Tokyo	6,315	8,240	3.8	4.7
Residence	Urban Park Namba	Osaka city, Osaka	1,490	1,650	0.9	5.4
Residence	Urban Park Gokokuji	Toshima-ward, Tokyo	1,460	1,530	0.9	4.8
Residence	Urban Park Kashiwa	Kashiwa city, Chiba	1,186	1,190	0.7	5.0
Residence	Urban Park Ryokuchi-koen	Suita city, Osaka	1,550	1,620	0.9	5.7
Residence	Urban Park Koenji	Suginami-ward, Tokyo	1,167	1,180	0.7	4.7
Residence	Urban Park Ichigao	Yokohama city, Kanagawa	1,810	1,850	1.1	4.7
Residence	Urban Park Gyotoku	Ichikawa City, Chiba	1,430	1,500	0.9	4.7
Residence	Shiroi Logiman	Shiroi city, Chiba	2,450	2,450	1.5	5.7
Residence	Matsuya Residence Sekime	Osaka city, Osaka	2,120	2,120	1.3	5.2
Residence	Urban Plaza Imazato	Osaka city, Osaka	985	985	0.6	5.4
Residence	Abode Yoyogi Parkside	Shibuya-ward, Tokyo	1,740	1,740	1.0	3.8
Residence	Subtotal		25,748	28,535	15.4	4.9
Logistics	Iwatsuki Logistics	Saitama city, Saitama	6,942	7,310	4.2	4.8
Logistics	Yokohama Logistics	Yokohama city, Kanagawa	3,560	4,170	2.1	5.7
Logistics	Funabashi Logistics	Funabashi city, Chiba	7,875	8,650	4.7	5.3
Logistics	Baraki Logistics	Ichikawa city, Chiba	4,700	4,850	2.8	4.3
Logistics	Tokorozawa Logistics	Tokorozawa city, Saitama	1,300	1,350	0.8	5.7
Logistics	Funabashi Nishiura Logistics I	Funabashi city, Chiba	3,000	3,020	1.8	5.1
Logistics	Funabashi Nishiura Logistics II	Funabashi city, Chiba	821	850	0.5	7.0
Logistics	Matsubushi Logistics	Kita-Katsushika-gun, Saitama	2,755	2,860	1.7	5.5
Logistics	Funabashi Hi-Tech Park I	Funabashi city, Chiba	1,710	1,710	1.0	6.5
Logistics	Funabashi Hi-Tech Park II	Funabashi city, Chiba	701	701	0.4	6.8
Logistics	Subtotal		33,364	35,471	20.0	5.2
Hotel	R&B Hotel Umeda East	Osaka city, Osaka	2,069	2,320	1.2	5.5
Hotel	Smile Hotel Namba	Osaka city, Osaka	1,750	1,490	1.0	4.3
Hotel	Best Western Tokyo Nishi-Kasai	Edogawa-ward, Tokyo	3,827	3,750	2.3	4.4
Hotel	Best Western Yokohama	Yokohama city, Kanagawa	3,248	3,250	1.9	4.6
Hotel	Hotel WBF Fukuoka Tenjin Minami	Fukuoka city, Fukuoka	1,970	2,000	1.2	4.6
Hotel	GLANSIT Akihabara	Chiyoda-ward, Tokyo	2,500	2,520	1.5	3.9
Hotel	Best Western Tokyo Nishikasai Grande	Edogawa-ward, Tokyo	3,180	3,210	1.9	4.0
Hotel	Hotel WBF Art Stay Namba	Osaka city, Osaka	2,000	1,970	1.2	4.3
Hotel	Subtotal		20,544	20,510	12.3	4.4

(Note) : Figures are after the asset replacement. The appraisal values of SAR properties as of the date of this document are the appraisal values as of the end of January 2020 (as for Urban Park Ichigao and Urban Park Gyotoku as of December 1 2019), and the acquisition price and appraisal value of SSR properties as of the date of this document are the estimated acceptance price (Same for the following pages).

23

Appendix④
Portfolio List

Asset type	Office	Office	Office	Office	Office	Office
Property name	Minami-Azabu Shibuya Building	Honmachibashi Tower	Nishi-Shinjuku Matsuya Building	Shibuya MK Building	Asahi Building	Hakata-eki East Place
						
Acquisition price	2,973 million yen	6,065 million yen	1,763 million yen	2,042 million yen	6,320 million yen	2,286 million yen
Appraisal value	3,070 million yen	6,960 million yen	2,510 million yen	3,260 million yen	7,840 million yen	2,590 million yen
Structure/Floors	SRC B1/7F	S/SRC B1/21F	SRC B1/9F	S 6F	S/SRC B2/12F	SRC 9F
Location	Minato Ward, Tokyo	Osaka City, Osaka	Shibuya Ward, Tokyo	Shibuya Ward, Tokyo	Yokohama City, Kanagawa	Fukuoka City, Fukuoka
Lot area	766.11 m^2 (Leasehold)	1,274.37 m^2	589.94 m^2 (surface right)	620.42 m^2 (of which 2.62 m^2 leasehold)	1,096.86 m^2	1,129.86 m^2
Total floor areas	4,137.21 m^2	15,407.83 m^2	5,117.80 m^2	1,982.86 m^2	12,353.83 m^2	6,243.13 m^2
Construction completion	June 15, 1993	February 8, 2010	May 28, 1987	July 31, 1993	November 25, 1994	February 24, 1986
Property Features	● Located in Minami-Azabu, a well-known, high-class residential area that is also home to embassies of various countries. ● In addition to access by train, the area is well served by bus routes and provides convenient access to various locations within central Tokyo. ● The area is highly appealing to companies in fashion, mass media, and IT-related fields.	● Located in the Yodoyabashi / Hommachi area, one of Osaka's leading office districts. ● Situated near facilities such as the Osaka Chamber of Commerce and Industry, MyDome Osaka, and City Plaza Osaka, the area has a high concentration of office buildings. ● The residences on the upper floors of the building offer excellent views overlooking landmarks such as Osaka Castle.	● Located in the Nishi-Shinjuku area, which has a high concentration of office buildings. ● In addition to access by train, the area is well served by bus routes and provides convenient access to various locations within central Tokyo. ● The property is expected to attract strong demand from affiliated companies of tenants of large-scale buildings located in Shinjuku sub-center or its surrounding area.	● Located in the Shibuya area, one of Japan's leading commercial districts, the property has a strong appeal for fashion and IT-related companies. ● Following the completion of the Shibuya Station area redevelopment project, further development is expected going forward.	● Located in the Yokohama Station West Exit area where there is a high concentration of commercial and office buildings. ● The floors can be subdivided into smaller spaces, enabling the building to flexibly accommodate demand from branch offices of companies in various fields. ● With the completion of the Yokohama Station area redevelopment project and the Excite Yokohama 22 project, further development is expected going forward.	● Located in the Hakata Station East area, which has a higher concentration of offices after the completion of redevelopment projects in front of the station. ● Even more vitalization is expected for the Fukuoka (Hakata) area with the start of "Tenjin Big Bang Project" and the extension of some Fukuoka City Subway lines.

24

Appendix④
Portfolio List

Asset type	Office	Office	Office	Office	Office	Office
Property name	Nihonbashi Hamacho Park Building	Amusement Media Gakuin Honkan	Higashi Kobe Center Building	Amusement Media Gakuin Shinkan	Seishin BLDG.	NK BLDG.
						
Acquisition price	1,450 million yen	2,580 million yen	7,440 million yen	1,020 million yen	10,700 million yen	5,350 million yen
Appraisal value	1,550 million yen	2,690 million yen	7,520 million yen	1,160 million yen	10,700 million yen	5,350 million yen
Structure/Floors	SRC 11F	SRC S 8F/B1F	SRC 14F	RC 7F	SRC 10F/1B	SRC 10F/1B
Location	Chuo Ward, Tokyo	Shibuya Ward, Tokyo	Kobe City, Hyogo	Shibuya Ward, Tokyo	Shinjuku Ward, Tokyo	Chiyoda Ward, Tokyo
Lot area	319.04 m^2 (Multiplied by the share ratio of holding the property)	433.21 m^2	8,488.11 m^2	203.43 m^2	886.93㎡	590.72㎡
Total floor areas	2383.76 m^2 (Multiplied by the share ratio of holding the property)	1,892.18 m^2	25,740.46 m^2	913.71 m^2	7,624.66㎡	4,994.70㎡
Construction completion	July 13, 1992	November 2, 1994	January 6, 1992	January 25, 1999	March 31, 1989	October 28, 1991
Property Features	● Located in Nihonbashi Hamacho area, allowing easy access to major business areas in Central Tokyo and use of various railways. ● A number of major companies have their head offices in this area, as it is a very attractive area for companies in various fields and of various sizes. ● Further development of the area is expected considering that it not only has characteristics of an office area, but also has characteristics of residential and tourism areas.	● Stable revenue is expected since a vocational school has rented the entire building for many years since the completion. ● The building is appealing to companies as the property is located in an office area with many foreign-affiliated companies and IT-related firms as well as companies in the creative sector such as advertising and content creation firms. ● Further development of the area is expected considering that it is not only an office area, but also has elements of residential and tourism areas.	● Provides convenient access to office and commercial areas since the building is centrally located between Osaka and Kobe, with an 11-minute ride to Sannomiya Station and 17-minute ride to Osaka Station from Settsu Motoyama, the closest station to the property. ● There is parking space for 180 cars on the premises and for 112 cars off the premises, which is very appealing to a wide range of retail tenants, particularly stores seeking to attract customers.	● Stable revenue is expected since it has the same tenant as that of Amusement Media Gakuin Honkan. ● The building is appealing to companies as the property is located in an office area with many foreign-affiliated companies, IT-related firms as well as companies in the creative sector such as advertising and content creation firms. ● Further development of the area is expected considering that it is not only an office area, but also has elements of residential and tourism areas.	● Located 2 minutes walk from "Shinjuku-3-chome " Station on the Tokyo Metro Marunochi Line, Fukutoshin Line and Toei Shinjuku Line, this property has easy access to the center of Tokyo and transportation facilities and links. ● Being situated along a main road, it benefits from excellent visibility. The area surrounding the property is a commercial area with mid-to-high rise store and office buildings, etc. extending along Shinjuku-Dori. ● The property has a standard floor rental space area of approximately 180 tsubo which is partitionable.	● Situated about a 1 minute walk from "Iwamotocho" Station on the Toei Shinjuku Line in close proximity to the nearest train station and with several travel lines at its disposal running through "Kanda" Station, "Akihabara" Station and "Awaji-cho" Station all located within walking distance, this property offers excellent access to transportation services and links. ● Also, being located along Yasukuni-Dori , it benefits from excellent visibility. ● The property has a standard floor area of approximately110 tsubo.

25

Appendix④
Portfolio List

Asset type	Office	Office	Office	Office	Office	Office
Property name	Tsukasamachi BLDG.	Takadanobaba Access	Azabu Amerex BLDG.	Hiei-Kudan BLDG.	Shin-Yokohama Nara BLDG.	The Portal Akihabara
						
Acquisition price	4,610 million yen	4,000 million yen	2,770 million yen	2,430 million yen	2,300 million yen	1,510 million yen
Appraisal value	4,610 million yen	4,000 million yen	2,770 million yen	2,430 million yen	2,300 million yen	1,510 million yen
Structure/Floors	SRC 8F/1B	SRC 14F/1B	SRC 8F/1B	SRC S 11F/1B	S RC 1F/1B	SRC S 8F
Location	Chiyoda Ward, Tokyo	Shinjuku Ward, Tokyo	Minato Ward, Tokyo	Chiyoda Ward, Tokyo	Yokohama City, Kanagawa	Chiyoda Ward, Tokyo
Lot area	709.52㎡	930.70㎡	601.71㎡	478.27㎡ (Multiplied by the share ratio of holding the property)	700.59㎡	184.76㎡
Total floor areas	4,629.27㎡	5,757.14㎡	2,909.80㎡	3,205.95㎡ (Multiplied by the share ratio of holding the property)	5,356.99㎡	1,010.67㎡
Construction completion	January 20, 1988	January 14, 1994	June 30, 1988	September 17, 1991	March 17, 1992	May 31, 2002
Property Features	• Located approximately 3 minutes walk from "Awajicho" Station and in easy distance from the nearest train station and with several other lines at its disposal including "Ogawa-machi" Station and "Kanda" Station, this property offers excellent access to main areas in Tokyo City. • The area surrounding the property is a commercial area with mid-to-high-rise office buildings and office buildings with stores, etc. extending behind the main road. • This property's specs offer a rental space floor area per standard floor of approximately 140 tsubo.	• With "Nishiwaseda" Station on the Tokyo Metro Fukutoshin Line on its doorstep and "Takadanobaba", this property offers excellent access to Ikebukuro, Shinjuku-sanchome, Shibuya, Otemachi and other major areas in the heart of Tokyo city via any of these stations. • The area surrounding the property is a mix of commercial and residential area with mid-to-high-rise condominiums and office buildings as well as low-rise stores. • Each floor has an area of approximately 60 ~ 140 tsubo and is competitive as a rental property	• "Kamiya-Cho" "Roppongi 1-chome" "Azabu Juban" It is located in a commercial district within a 10 minute walk and has convenient access. • It faces Gaien Higashi Dori and has good visibility. • "First urban redevelopment project in Toranomon and Azabudai areas" is scheduled to be held in the neighborhood, which is expected to improve convenience. • Each floor area is approximately 70 ~ 90 tsubo, making it competitive in leasing.	• It is located within walking distance "Ichigaya Station", which can be used from 4 different train lines, and has convenient access. • It is located right in front of Yasukuni Shrine and has good visibility as it faces Yasukuni Street. located in an area of an office building where other schools and stores are located • Each floor has an area of 90 tsubo, making it competitive in terms of leasing.	• Located in the Shin-Yokohama business district, a concentration of offices, it is within walking distance of Shin-Yokohama Station and has convenient transportation. • located in a commercial area crowded with mid-to-high-rise office buildings and shops and hotels • The area of each floor is approximately 120 tsubo, which makes it competitive in terms of leasing.	• The property is within walking distance of Bakurocho Station, Asakusabashi Station, and Akihabara Station. • Renovation works were completed on all floors of the property in 2019. • Each floor is 30 ~ 40 tsubo and is a small office building suitabile for start-up companies.

26

Appendix④
Portfolio List

Asset type	Retail	Retail	Retail	Retail	Residence	Residence
Property name	La Park Kishiwada	Suroy Mall Chikushino	Seiyu Minakuchi	Suroy Mall Nagamine	Urban Park Azabujuban	Urban Park Daikanyama
						
Acquisition price	5,600 million yen	6,920 million yen	3,310 million yen	3,800 million yen	2,045 million yen	6,315 million yen
Appraisal value	5,600 million yen	6,920 million yen	3,310 million yen	3,800 million yen	2,480 million yen	8,240 million yen
Structure/Floors	RC S 3F	S 2F	S 4F	S 1F 2F	SRC with slate roofing B1/12F	1: RC, B1/3F 2: RC, B1/9F
Location	Kishiwada City, Osaka	Chikushino City, Fukuoka	Koka City, Shiga	Kumamoto City, Kumamoto	Minato Ward, Tokyo	Shibuya Ward, Tokyo
Lot area	39,799.74㎡	96,101.96㎡ (There is also 25,321.5㎡ of land leased for use in the parking lot)	19,917.56㎡ (Land in 16,444.53㎡ is leased)	28,546.00㎡	417.67 m^2	2,469.06 m^2
Total floor areas	65,663.02㎡	31,086.23㎡	31,829.71㎡	13,130.23㎡	2,564.94 m^2	8,261.29 m^2
Construction completion	August 30, 1994	June 22, 2007	May 31, 1999	August 23, 2007	November 29, 1999	1: November 15, 1982 2: May 30, 2006
Property Features	● Located approximately 3 minutes walk from "Haruki" Station on the Nankai Electric Railway Main Line and situated in good proximity from the nearest train station. ● The property includes approximately 80 tenants ranging from various speciality stores to outlets of household goods and necessities, entertainment facilities including numerous restaurants and a ten-pin bowling alley as well as a sports club resulting in a tenant mix which can secure demand over a wide age range.	● It is located in a bed town "Tsukushi-no-ichi" with good access to the center of Fukuoka, and there are many mid- to high-rise and low-rise houses behind. ● The property accommodates a wide range of tenants and is able to meet the diverse needs of customers. ● With each building advantageously positioned on the premises, it benefits from excellent visibility from the Japan National Route 3 which it faces.	● It is within walking distance of the nearest station, and is located in a commercial area along the main road where large commercial facilities and public facilities line the street. ● Neighborhood type commercial facility consisting mainly of tenants for daily necessities such as food ● It has a high level of entertainment and easy access to transportation, so it is possible to attract customers from the surrounding area.	● It is located in an area where shops, condominiums, factories and medical facilities coexist in Kumamoto City. It faces a city road with a lot of traffic and there is a parking lot so it can expect visitors from the surrounding area. ● Neighborhood commercial complex consisting of food supermarkets, clothing stores, sports clubs, and medical facilities.	● Located in Azabu-Juban, an area with an elegant image that also boasts popular appeal. ● In addition to a stately tiled facade, the property is fully equipped with premium household facilities. ● Adjacent to the Roppongi area, a leading shopping spot in central Tokyo.	● Located in the Daikanyama area, which produces the latest trends. ● In addition to a stately tiled facade, the property is fully equipped with premium household facilities. ● Adjacent to the Shibuya and Ebisu areas, which are leading shopping spots in central Tokyo.

27

Appendix④
Portfolio List

Asset type	Residence	Residence	Residence	Residence	Residence	Residence
Property name	Urban Park Namba	Urban Park Gokokuji	Urban Park Kashiwa	Urban Park Ryokuchi-koen	Urban Park Koenji	Urban Park Ichigao
						
Acquisition price	1,490 million yen	1,460 million yen	1,186 million yen	1,550 million yen	1,167 million yen	1,810 million yen
Appraisal value	1,650 million yen	1,530 million yen	1,190 million yen	1,620 million yen	1,180 million yen	1,850 million yen
Structure/Floors	RC 14F	RC B1F/5F	SRC B1F/8F	RC 8F	RC 4F	RC SF/1B
Location	Osaka City, Osaka	Toshima Ward, Tokyo	Kashiwa City, Chiba	Suita City, Osaka	Suginami Ward, Tokyo	Yokohama City, Kanagawa
Lot area	670.39 m^2	942.66 m^2 (Of which, 50.85 m^2 is contributed to Toshima Ward as road)	1,597.85 m^2	2,804.56 m^2	988.26 m^2	1,758.84㎡
Total floor areas	2,776.87 m^2	2,451.72 m^2	4,243.71 m^2	5,854.64 m^2	1,524.34 m^2	5,243.85㎡
Construction completion	January 9, 2013	February 28, 1990	August 28, 1997	March 10,1989	October 13, 1987	July 10, 1998
Property Features	• Located near Namba, one of Osaka's leading commercial areas. • In addition to an elegant facade, the building is fully equipped with premium household facilities. • The influx of population into central Osaka due to the impact of strong in-bound demand has had a stabilizing effect on occupancy rates.	• Located in an area with strong demand from various tenant groups for single-type residences, due to the location characteristics of having concentration of universities and junior colleges as well as Toshima ward having a relatively high ratio of single households.	• Located in the Kashiwa area, a leading bed town in Chiba, with an excellent access to Central Tokyo. • Further medium- to long-term growth is expected in the area, with completion of various redevelopment plans in front of Kashiwa Station.	• Located in the Ryokuchi-koen area, with good traffic accessibility, providing a lush greenery living environment such as "Hattori Ryokuchi-koen". • Popular residential area primarily for families since it is located in the Hokusetsu area, which has a high level of education. • Appealing primarily for families since some of the units have been renovated and since it is equipped with substantial grade household equipment.	• Located in the Koenji area, which allows for easy access to major areas in the Tokyo metropolitan area. • With many shopping areas, discount supermarkets, restaurants and pubs, having a high appeal to young single-person households of business person and students. • Very popular residential area with its own unique culture, which can be seen in its cafes, vintage clothing shops, and clubs with live music, among other locations.	• There are many quiet residential areas around the station, "Ichigao", and demand from families has been firm due to the convenience of transportation to central Tokyo and central Yokohama. • Consists of 62 units, ranging from 2LDK to 3LDK (area: 62.36㎡~79.76㎡), targeted at families

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Appendix④
Portfolio List

Asset type	Residence	Residence	Residence	Residence	Residence	Logistics
Property name	Urban Park Gyotoku	Shiroi Logiman	Matsuya Residence Sekime	Urban Plaza Imazato	Abode Yoyogi Parkside	Iwatsuki Logistics
						
Acquisition price	1,430 million yen	2,450 million yen	2,120 million yen	985 million yen	1,740 million yen	6,942 million yen
Appraisal value	1,500 million yen	2,450 million yen	2,120 million yen	985 million yen	1,740 million yen	7,310 million yen
Structure/Floors	SRC 10F	RC 13F	SRC 15F	RC 10F	RC 8F	Steel construction, zinc plated steel roofing, 5 floors
Location	Ichikawa City, Chiba	Shiroi City, Chiba	Osaka City, Osaka	Osaka City, Osaka	Shibuya Ward, Tokyo	Saitama City, Saitama
Lot area	1,122.57㎡	11,485.06㎡ (Multiplied by the share ratio of holding the property)	2,346.39㎡	1,803.70㎡	464.09㎡	15,623.14 m^2
Total floor areas	3,301.89㎡	22,448.08㎡ (Multiplied by the share ratio of holding the property)	8,190.11㎡	4,862.83㎡	1,418.03㎡	29,729.72 m^2
Construction completion	March 1, 1995	May 9, 1995	August 18, 1989	December 20, 1991	September 4, 2017	October 29, 2014
Property Features	• Otemachi and Nihonbashi are within 20 minutes from the "Nangyōtoku" station, which is the nearest station. Demand is expected from a wide range of people, mainly families, from DINKS to single. • All 40 units have 3DK floor plans (Area: 58.43㎡).	• Located in an area where supermarkets and home centers are located • Since the building was built for sale, the level of facilities is high and the common area is substantial. • Composed of family housing units (Area of about 70 ~ 90㎡)	• Located within a 6 minutes walking distance from "Sekime-Takadono" Station on the Tanimachi Line and approximately a 7 minutes walking distance from "Sekime" Station on the Keihan Main Line and "Sekime Seiiku" Station on Osaka Municipal Subway's Imazato Sujisen Line. • The area surrounding the property is primarily the National Route 163, making it an excellent property in terms of lifestyle convenience. • The property is further enhanced by its security additions, offering specs which factor in tenants' needs.	• 5 minutes' walk from Kintetsu Osaka Line "Imazato" Station, 7 minutes' walk from Sennichimae Line "Kōji Station", convenient access • Conveniently located in the vicinity of the nearest station is a supermarket, etc. • Composed of family housing units (Area: 60㎡ ~ 70㎡)	• 5-minute walk from Yoyogi Station: close and convenient for transportation. • Located in a mixed commercial and residential area on the north side of Yoyogi Park and Meiji Jingu Shrine. • Consists of 28 units for singles and small families • Buildings and structures completed in 2017	• Located in the Iwatsuki area, which offers access to the central Tokyo, northern Kanto, and Tohoku areas. • Equipped with specifications that offer a high level of versatility, such as the vehicle berths, floor height, and column interval. • The property is situated in a zone of Saitama City that offers incentives for logistics facilities and therefore benefits from considerable government support.

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Appendix④
Portfolio List

Asset type	Logistics	Logistics	Logistics	Logistics	Logistics	Logistics
Property name	Yokohama Logistics	Funabashi Logistics	Baraki Logistics	Tokorozawa Logistics	Funabashi Nishiura Logistics I	Funabashi Nishiura Logistics II
						
Acquisition price	3,560 million yen	7,875 million yen	4,700 million yen	1,300 million yen	3,000 million yen	821 million yen
Appraisal value	4,170 million yen	8,650 million yen	4,850 million yen	1,350 million yen	3,020 million yen	850 million yen
Structure/Floors	RC 8F	Building 1: Steel construction, flat roof, zinc-plated steel roofing, 8 floors Building 2: RC	RC S 5F	S 2F	R 2F	R 4F
Location	Yokohama City, Kanagawa	Funabashi City, Chiba	Ichikawa City, Chiba	Tokorozawa City, Saitama	Funabashi City, Chiba	Funabashi City, Chiba
Lot area	10,565.95 m^2	19,858.00 m^2	6,240.96 m^2	8,645.63 m^2	7,142.00 m^2	3,964.00 m^2
Total floor areas	18,387.89 m^2 (including 256.15 m^2 break areas etc.)	38,871.45 m^2 (two buildings combined)	12,471.50 m^2	5,994.75 m^2	14,018.82 m^2	6,316.32 m^2
Construction completion	October 1, 1994	1: September 25, 1992 2: August 5, 1997	August 14, 2015	April 30, 1999	October 11, 1985	Warehouse: Mar. 20, 1991 Plant: May 15, 1972 Office: May 13, 1986
Property Features	● Located in the Yokohama bay area, where there are many logistics facilities. ● Equipped with specifications that offer a high level of versatility, such as vehicle berths, floor height, and column interval. ● In addition to accessing Central Tokyo, it is possible to access the wider Tokyo area thanks to the opening of the Shinagawa section of the Shuto Expressway Central Circular Route.	● Located in the Chiba bay area, where there are many logistics facilities. ● Equipped with specifications that offer a high level of versatility, such as vehicle berths, floor height, and column interval. ● In addition to accessing Central Tokyo, it is possible to access the wider Tokyo area thanks to the opening of the Tokyo Gaikan Expressway.	● A multi-tenant logistics facility located near the Wangan Ichikawa IC of the East Kanto Expressway. ● Enjoys good access to Central Tokyo as well as the consumption areas throughout Chiba, allowing tenants to respond to the needs of e-commerce operators. ● Located within approx. 5-minute walk from Futamata-Shinmachi station on the JR Keiyo Line, allowing for securement of employees. ● Property with highly versatile specifications, including one passenger elevator, two freight elevators, a floor height of approx. 6.5 m and a pillar span of approx. 9 m-11 m.	● A multi-tenant logistics facility used also as a warehouse, located around 8.7 km from the Tokorozawa IC on the Kan-Etsu Expressway. ● Good access to Central Tokyo, and also capable of covering a wide range of destinations for consumption in the Tokyo Metropolitan area with the opening of the Gaikan Expressway and the Metropolitan Inter-City Expressway. ● Property with highly versatile specifications, including two freight elevators, a floor height of approx. 5.5 m-6.0 m, and a pillar span of approx. 9.5 m.	● Appealing from a standpoint of securing workforce, as it is conveniently located in the Chiba Bay area, where there are many logistics facilities, and it is located at 1.4km from the closest train station. ● In addition to access to Central Tokyo, the location allows easy access to wide range of areas throughout Tokyo via partial opening of the Gaikan Expressway. ● The facility is provided with highly versatile specifications such as high-ceiling floors and a pillar span.	● Appealing from a standpoint of securing workforce, as it is conveniently located in the Chiba Bay area, where there are many logistics facilities, and it is located at approx. 1.1km from the closest train station. ● In addition to access to Central Tokyo, the location allows easy access to wide range of areas throughout Tokyo via partial opening of the Gaikan Expressway. ● The facility is provided with highly versatile specifications such as high-ceiling floors and a pillar span.

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Appendix④ Portfolio List

Asset type	Logistics	Logistics	Logistics	Hotel	Hotel	Hotel
Property name	Matsubushi Logistics	Funabashi Hi-Tech Park Factory Ⅰ	Funabashi Hi-Tech Park Factory Ⅱ	R&B Hotel Umeda East	Smile Hotel Namba	Best Western Tokyo Nishi-kasai
						
Acquisition price	2,755 million yen	1,710 million yen	701 million yen	2,069 million yen	1,750 million yen	3,827 million yen
Appraisal value	2,860 million yen	1,710 million yen	701 million yen	2,320 million yen	1,490 million yen	3,750 million yen
Structure/Floors	RC 3F	S 2F	S 2F	RC 9F	S 9F	SRC B1F/9F
Location	Kita-Katsushika-gun, Saitama	Funabashi City, Chiba	Funabashi City, Chiba	Osaka City, Osaka	Osaka City, Osaka	Edogawa Ward, Tokyo
Lot area	11,580.65 m^2	13,420.44㎡	8,268.35㎡	730.26 m^2	285.28 m^2	1,418.00 m^2
Total floor areas	19,833.47 m^2	7,813.65㎡	4,384.83㎡	3,945.65 m^2	1,711.42 m^2	5,293.88 m^2
Construction completion	March 31, 1997	May 19, 2003	September 5, 2001	October 20, 2000	February 6, 2008	March 19, 1991
Property Features	● Located in Matsubushi area, with easy access to nearby areas such as Saitama Prefecture and Chiba Prefecture, in addition to Kita-Kanto, Joban, and Tohoku areas. ● Provided with versatile specifications, such as loading berths, cargo elevators, high-ceiling, and a pillar span. ● Back ups from the local government through activities by Saitama Prefecture to attract companies (the "Chance Maker Saitama Strategy").	● It is located in the "Funabashi High Tech Park", an inland industrial park, which holds factories and warehouses. ● It is close to National Route 16 and has good access with a distance of 30 km between downtown Tokyo and Narita Airport. ● Located at the corner of a 16m road and a 12m road. ● The building has a total floor space of approximately 2,400 tsubo and functions sufficiently as a production base for products.	● It is located in the "Funabashi High Tech Park", an inland industrial park, which holds factories and warehouses. ● It is close to National Route 16 and has good access with a distance of 30 km between downtown Tokyo and Narita Airport. ● Located at the corner of a 12m road and a 12m road.	● Located near Umeda, one of Osaka's leading office and commercial areas. ● With over 200 single-occupancy rooms, the hotel is able to accommodate significant business- and tourism-based demand. ● Due to the impact of strong in-bound demand in Osaka, further hotel demand is expected.	● Located near Namba, one of Osaka's leading commercial areas. ● In addition to excellent access to Namba, located near Kyocera Dome Osaka, addressing multiple business- and tourism-based demand. ● Due to the impact of strong inbound demand in Osaka, further hotel demand is expected.	● A business hotel located within approx. a 2-minute walk from Nishikasai Station of Tokyo Metro Tozai Line. ● Excellent location characteristics that can attract a fair amount of Tokyo Disney Resort-related leisure travelers, as it stands in a straight-line distance of approx. 4 km away from Tokyo Disney Resort. ● A hotel with great appeal to a variety of guests with various types of guest rooms depending on the intended use.

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Appendix④
Portfolio List

Asset type	Hotel	Hotel	Hotel	Hotel	Hotel
Property name	Best Western Yokohama	Hotel WBF Fukuoka Tenjin Minami	GLANSIT Akihabara	Best Western Tokyo Nishikasai Grande	Hotel WBF Art Stay Namba
					
Acquisition price	3,248 million yen	1,970 million yen	2,500 million yen	3,180 million yen	2,000 million yen
Appraisal value	3,250 million yen	2,000 million yen	2,520 million yen	3,210 million yen	1,970 million yen
Structure/Floors	SRC B1F/9F	RC 10F	SRC 10F/B1F	S 8F	RC9F
Location	Yokohama City, Kanagawa	Fukuoka City, Fukuoka	Chiyoda Ward, Tokyo	Edogawa Ward, Tokyo	Osaka City, Osaka
Lot area	782.66 m^2	543.94 m^2	167.74 m^2	657.00 m^2	335.31 m^2
Total floor areas	4,686.09 m^2	2,281.49 m^2	1,081.97 m^2	2,755.19 m^2	2,061.38 m^2
Construction completion	September 21, 1987	February 20, 2017	September 20, 2017	February 7, 2017	April 7, 2017
Property Features	• A business hotel located within approx. 4-minute walk from "Tsurumi" Station on the JR Keihin Tohoku Line and a 3-minute walk from "Keikyu Tsurumi" Station on the Keihin Kyuko Line. • Excellent location characteristics that can attract both business travelers and leisure travelers, as its location has good access to the major areas in Kanagawa including Yokohama and Kawasaki as well as to Haneda Airport. • A hotel with great appeal to a variety of guests with various types of guest rooms depending on the intended use.	• The hotel is centrally located between Tenjin and Nakasu, thus it is expected to attract tourists and business guests. • Demand for hotels is expected to increase with a rising number of passengers using the Fukuoka Airport and development of additional runways. • Completed relatively recently in February 2017.	• Located in the Akihabara area, one of the largest tourism spots in Tokyo. • Appealing to guests for the purpose of business and tourism as it is located in a highly convenient and flourishing area. • Offers three types of capsules, attracting various customers. • Completed relatively recently in September 2017.	• Located in the Nishi Kasai area, which provides the easy access to main business and tourism areas in Tokyo. • The hotel flexibly responds to the needs of many business people and tourists as it provides various room types in accordance with purpose of use. • Completed relatively recently in February 2016.	• Located in the Namba area, one of the largest commercial areas in Osaka. • Good access from sightseeing spots and business district, thereby expected to meet huge business and tourism demand. • Demand for hotels is expected to increase as inbound demand rises in Osaka. • Completed relatively recently in April 2017.

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n This document is an English translation of the announcement in Japanese dated March 2, 2020. However, no assurance or warranties are given for the completeness or accuracy of this English translation. n Investments in both REITs involve investment unit price fluctuations risk, which can be caused by but not limited to, change in interest rate levels/real estate market conditions, decrease in rent income, natural disasters, etc. Investors are requested to make investment decisions at their own discretion and responsibility. n Information disclosed in this document may not contain all the information that Star Asia Investment Corporation (hereafter “SAR”) and Sakura Sogo REIT Investment Corporation (hereafter “SSR”) disclose to Tokyo Stock Exchange and regulators. This document is not a disclosure or investment report under the Financial Instruments and Exchange Act and other related regulations. n The contents of this document are based on information currently available to SAR and SSR. The Investment Corporations and the Asset Management Company do not guarantee the accuracy, completeness, certainty, validity or fairness of the information. The contents may be changed or abolished in the future. n This document contains forward-looking statements based on certain assumptions. Known and unknown risks, uncertainties and other factors could cause actual results, performance or achievements to differ materially from those contained or implied in any forward- looking statements, and thus such statements do not guarantee future operating results of SAR and SSR. n Duplication, reproduction or any other use of this document without the prior approval of SAR and SSR is strictly prohibited. n This document is an English translation of the announcement in Japanese dated March 2, 2020. However, no assurance or warranties are given for the completeness or accuracy of this English translation. n Investments in both REITs involve investment unit price fluctuations risk, which can be caused by but not limited to, change in interest rate levels/real estate market conditions, decrease in rent income, natural disasters, etc. Investors are requested to make investment decisions at their own discretion and responsibility. n Information disclosed in this document may not contain all the information that Star Asia Investment Corporation (hereafter “SAR”) and Sakura Sogo REIT Investment Corporation (hereafter “SSR”) disclose to Tokyo Stock Exchange and regulators. This document is not a disclosure or investment report under the Financial Instruments and Exchange Act and other related regulations. n The contents of this document are based on information currently available to SAR and SSR. The Investment Corporations and the Asset Management Company do not guarantee the accuracy, completeness, certainty, validity or fairness of the information. The contents may be changed or abolished in the future. n This document contains forward-looking statements based on certain assumptions. Known and unknown risks, uncertainties and other factors could cause actual results, performance or achievements to differ materially from those contained or implied in any forward- looking statements, and thus such statements do not guarantee future operating results of SAR and SSR. n Duplication, reproduction or any other use of this document without the prior approval of SAR and SSR is strictly prohibited.